As filed with the Securities and Exchange Commission on May 17, 2004
                                                   Registration No. 333-_____
================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ---------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                             ---------------------

                         THE ESTEE LAUDER COMPANIES INC.
             (Exact name of registrant as specified in its charter)


           Delaware                                            11-2408943
(State or other jurisdiction of                             (I.R.S. Employer
 incorporation or organization)                            Identification No.)


                                767 Fifth Avenue
                            New York, New York 10153
                                 (212) 572-4200
          (Address, including zip code, and telephone number, including area code, of registrant's principal executive office)


                               Sara E. Moss, Esq.
                             Senior Vice President,
                          General Counsel and Secretary
                         The Estee Lauder Companies Inc.
                                767 Fifth Avenue
                            New York, New York 10153
                                 (212) 572-4200
                (Name, address, including zip code, and telephone
               number, including area code, of agent for service)

                                 With a copy to:

Jeffrey J. Weinberg, Esq.                       Jean E. Hanson, Esq.
   Matthew Bloch, Esq.              Fried, Frank, Harris, Shriver & Jacobson LLP
Weil, Gotshal & Manges LLP                      One New York Plaza
     767 Fifth Avenue                        New York, New York 10004
 New York, New York 10153                         (212) 859-8000
      (212) 310-8000


APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

           If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

           If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box: [ ]

           If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

           If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

           If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

---------------------------------------------- ----------------------- ----------------------- ------------------- ---------------
                                                                                                   Proposed
                                                                              Proposed              Maximum           Amount of
    Title of Each Class of Securities                Amount To Be         Maximum Offering         Aggregate         Registration
            to be Registered                        Registered (1)       Price Per Share (2)    Offering Price (2)       Fee
---------------------------------------------- ----------------------- ----------------------- ------------------- ---------------
Class A Common Stock, par value $.01 per share    13,000,000 shares            $44.81              $582,530,000        $73,807
---------------------------------------------- ----------------------- ----------------------- ------------------- ---------------

(1) Includes 1,695,000 shares that the underwriters have the option to purchase to cover over-allotments, if any.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) of the Securities Act, based on the average of the high and low prices of the shares reported on the New York Stock Exchange on May 14, 2004.


           THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.
--------------------------------------------------------------------------------

                    Subject to completion, dated May 17, 2004

PRELIMINARY PROSPECTUS

                                11,305,000 Shares

                                     ESTEE
                                     LAUDER
                                    COMPANIES

                         THE ESTEE LAUDER COMPANIES INC.

                              Class A Common Stock

                          ----------------------------

This is an offering of 11,305,000 shares of Class A Common Stock of The Estee Lauder Companies Inc. The selling stockholders identified in this prospectus under the caption "Selling Stockholders" are offering all of the shares to be sold in the offering. We will not receive any of the proceeds from the offering.

The Class A Common Stock and Class B Common Stock vote as a single class on all matters, except as otherwise required by law, with each share of Class A Common Stock entitling its holder to one vote and each share of Class B Common Stock entitling its holder to ten votes. As of May 14, 2004, members of the Lauder family owned shares of Class A Common Stock and Class B Common Stock having 90.9% of the outstanding voting power of our common stock.

The Class A Common Stock is listed on the New York Stock Exchange under the symbol "EL". The last reported sale price of the Class A Common Stock on May 14, 2004 was $45.15 per share.

                          ----------------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                          ----------------------------

                                                                         Per Share              Total
                                                                    -------------------- --------------------
Initial price to public..........................................     $____                $_____
Underwriting discount............................................     $____                $_____
Proceeds, before expenses, to the selling stockholders...........     $____                $_____



To the extent that the underwriters sell more than 11,305,000 shares of common stock, the underwriters have the option to purchase up to an additional 1,695,000 shares from the selling stockholders at the initial price less the underwriting discount.

It is expected that delivery of the shares of Class A Common Stock offered hereby will be made against payment therefor on or about ______ __, 2004.


GOLDMAN, SACHS & CO.                                             JPMORGAN

                          ----------------------------


                         Prospectus dated May __, 2004.

                                TABLE OF CONTENTS


                                                                                               PAGE
                                                                                               ----
WHERE YOU CAN FIND MORE INFORMATION..............................................................2

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE..................................................2

FORWARD-LOOKING INFORMATION......................................................................4

THE COMPANY......................................................................................6

USE OF PROCEEDS.................................................................................10

PRICE RANGE OF CLASS A COMMON STOCK AND DIVIDENDS...............................................10

SELECTED CONSOLIDATED FINANCIAL INFORMATION.....................................................11

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS...........14

SELLING STOCKHOLDERS............................................................................42

DESCRIPTION OF CAPITAL STOCK....................................................................44

UNDERWRITING....................................................................................48

LEGAL MATTERS...................................................................................51

EXPERTS.........................................................................................51


                       WHERE YOU CAN FIND MORE INFORMATION

           We are subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act"). As a result, we file reports and other information with the Commission. You may read and copy the reports and other information we file with the Commission at the Commission's public reference facilities at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. You may obtain information on the operation of the public reference facilities by calling the Commission at 1-800-SEC-0330. Copies of these materials can be obtained at prescribed rates. Our filings with the Commission are also available on the Commission's home page on the Internet at http://www.sec.gov, as well as in the "Investor Information" section of our website on the Internet at http://www.elcompanies.com. Except for our filings with the Commission that are incorporated by reference into this prospectus, the information on our Internet web site is not a part of this prospectus.

           We have filed with the Commission a registration statement on Form S-3. This prospectus, which is a part of the registration statement, omits certain information contained in the registration statement. Statements made in this prospectus as to the contents of any contract, agreement or other document are not necessarily complete. With respect to each contract, agreement or other document filed as an exhibit to the registration statement, we refer you to that exhibit for a more complete description of the matter involved, and each statement is deemed qualified in its entirety by that reference.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

           The Commission allows us to "incorporate by reference" the information we file with the Commission. This permits us to disclose important information to you by referencing these filed documents. We incorporate by reference in this prospectus the following documents which have been filed with the Commission:

           (i) our Annual Report on Form 10-K for the fiscal year ended June 30, 2003, excluding items 6, 7 and 8. The information set forth in items 6 and 7 has been revised for the discontinued operations of our former reporting unit that sold jane brand products, and the revised information is included in this prospectus. The information set forth in item 8 has also been revised for such discontinued operations and is included in our Current Report on Form 8-K dated May 17, 2004, which is incorporated by reference in this prospectus;

           (ii) our Quarterly Reports on Form 10-Q for the fiscal quarters ended September 30, 2003, December 31, 2003, and March 31, 2004;

           (iii) our Current Reports on Form 8-K dated July 16, 2003, September 23, 2003, September 24, 2003, December 19, 2003, January 6, 2004, May 11, 2004 and May 17, 2004; and

           (iv) the description of our Class A Common Stock contained in our Registration Statement on Form 8-A, dated November 8, 1995.

           We also incorporate by reference all documents filed pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of this offering.

           We will promptly provide without charge to you, upon written or oral request, a copy of any or all of the documents incorporated by reference in this prospectus, other than exhibits to those documents, unless the exhibits are specifically incorporated by reference in those documents. Requests should be directed to Investor Relations Department, The Estee Lauder Companies Inc., 767 Fifth Avenue, New York, New York 10153, telephone number (212) 572-4184.

           You should consider any statement contained in a document incorporated by reference into this prospectus to be modified or superceded to the extent that a statement contained in this prospectus or in any subsequently filed document that is also incorporated by reference into this prospectus, modifies or conflicts with the earlier statement. You should not consider any statement modified or superceded, except as modified or superceded, to constitute a part of this prospectus.

                                ----------------

           Unless we otherwise indicate, (1) references to "we," "us," "our" and "the Company" are to The Estee Lauder Companies Inc., a Delaware corporation, and its subsidiaries and (2) references to a fiscal year refer to our fiscal year which ends on June 30 of each year (and so, for example, "fiscal 2003" refers to our fiscal year ended June 30, 2003). We sometimes refer in this prospectus to our Class A Common Stock, par value $.01 per share, and our Class B Common Stock, par value $.01 per share, collectively as our "common stock."

                           FORWARD-LOOKING INFORMATION

           We and our representatives from time to time make written or oral forward looking statements, including statements contained in this prospectus, in our filings with the Commission, in our press releases and in our reports to stockholders. The words and phrases "will likely result", "expect", "believe", "planned", "will", "will continue", "may", "could", "should", "anticipated", "estimate", "project" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, without limitation, our expectations regarding sales, earnings or other future financial performance and liquidity, product introductions, entry into new geographic regions, information systems initiatives, new methods of sale and future operations or operating results. Although we believe that our expectations are based on reasonable assumptions within the bounds of our knowledge of our business and operations, actual results may differ materially from our expectations. Factors that could cause actual results to differ from expectations include, without limitation:

                     (1) increased competitive activity from companies in the skin care, makeup, fragrance and hair care businesses, some of which have greater resources than we do;

                     (2) our ability to develop, produce and market new products on which future operating results may depend;

                     (3) consolidations, restructurings, bankruptcies and reorganizations in the retail industry causing a decrease in the number of stores that sell our products, an increase in the ownership concentration within the retail industry, ownership of retailers by our competitors and ownership of competitors by our customers that are retailers;

                     (4) shifts in the preferences of consumers as to where and how they shop for the types of products and services we sell;

                     (5) social, political and economic risks to our foreign or domestic manufacturing, distribution and retail operations, including changes in foreign investment and trade policies and regulations of the host countries and of the United States;

                     (6) changes in the laws, regulations and policies that affect, or will affect, our business, including changes in accounting standards, tax laws and regulations, trade rules and customs regulations, and the outcome and expense of legal or regulatory proceedings;

                     (7) foreign currency fluctuations affecting our results of operations and the value of our foreign assets, the relative prices at which we and our foreign competitors sell products in the same markets and our operating and manufacturing costs outside of the United States;

                     (8) changes in global or local economic conditions that could affect consumer purchasing, the willingness of consumers to travel, the financial strength of our customers, the cost and availability of capital, which we may need for new equipment, facilities or acquisitions, and the assumptions underlying our critical accounting estimates;

                     (9) shipment delays, depletion of inventory and increased production costs resulting from disruptions of operations at any of the facilities which, due to consolidations in our manufacturing operations, now manufacture nearly all of our supply of a particular type of product (i.e., focus factories);

                     (10) real estate rates and availability, which may affect our ability to increase the number of retail locations at which we sell our products and the costs associated with our other facilities;

                     (11) changes in product mix to products which are less profitable;

                     (12) our ability to acquire or develop new information and distribution technologies, on a timely basis and within our cost estimates;

                     (13) our ability to capitalize on opportunities for improved efficiency, such as globalization, and to integrate acquired businesses and realize value therefrom; and

                     (14) consequences attributable to the events that are currently taking place in the Middle East, including further attacks, retaliation and the threat of further attacks or retaliation.

           We assume no responsibility to update forward-looking statements made herein or otherwise, except to the extent required by law.

                                   THE COMPANY

           The Estee Lauder Companies Inc., founded in 1946 by Estee and Joseph Lauder, is one of the world's leading manufacturers and marketers of quality skin care, makeup, fragrance and hair care products. Our products are sold in over 130 countries and territories under the following well-recognized brand names: Estee Lauder, Clinique, Aramis, Prescriptives, Origins, MoAoC, Bobbi Brown, La Mer, Aveda, Stila, Jo Malone, Bumble and bumble, Darphin and Rodan & Fields. We are also the global licensee for fragrances and cosmetics sold under the Tommy Hilfiger, Donna Karan, kate spade and Michael Kors brands. Each brand is distinctly positioned within the market for beauty products.

           We are a pioneer in the cosmetics industry and believe we are a leader in the industry due to the global recognition of our brand names, our leadership in product innovation, our strong market position in key geographic markets and the consistently high quality of our products. We sell our prestige products principally through limited distribution channels to complement the images associated with our brands. These channels, encompassing over 16,900 points of sale, consist primarily of upscale department stores, specialty retailers, upscale perfumeries and pharmacies and, to a lesser extent, freestanding company-owned stores and spas, our own and authorized retailer web sites, stores on cruise ships, in-flight and duty- free shops. We believe that our strategy of pursuing limited distribution strengthens our relationships with retailers, enables our brands to be among the best selling product lines at the stores and heightens the aspirational quality of our brands. We also sell products at prestige salons (Aveda and Bumble and bumble) and plan to begin selling newly developed brands at Kohl's Department Stores in fiscal 2005.

           We have been controlled by the Lauder family since the founding of our company. Members of the Lauder family, some of whom are directors, executive officers and/or employees, beneficially own, directly or indirectly, as of May 14, 2004, shares of Class A Common Stock and Class B Common Stock having approximately 90.9% of the outstanding voting power of the common stock.

PRODUCTS

           SKIN CARE--Our broad range of skin care products addresses various skin care needs for women and men. These products include moisturizers, creams, lotions, cleansers, sun screens and self-tanning products, a number of which are developed for use on particular areas of the body, such as the face or the hands or around the eyes. Skin care products accounted for approximately 36% and 37% of our net sales for the nine months ended March 31, 2004 and fiscal 2003, respectively.

           MAKEUP--We manufacture, market and sell a full array of makeup products, including lipsticks, mascaras, foundations, eyeshadows, nail polishes and powders. Many of the products are offered in an extensive array of shades and colors. We also sell related items such as compacts, brushes and other makeup tools. Makeup products accounted for approximately 37% and 37% of our net sales for the nine months ended March 31, 2004 and fiscal 2003, respectively.

           FRAGRANCE--We offer a variety of fragrance products for women and men. The fragrances are sold in various forms, including eau de parfum sprays and colognes, as well as lotions, powders, creams and soaps that are based on a particular fragrance. Fragrance products accounted for approximately 22% and 21% of our net sales for the nine months ended March 31, 2004 and fiscal 2003, respectively.

           HAIR CARE--Hair care products are offered mainly in salons and in freestanding retail stores and include styling products, shampoos, conditioners, and finishing sprays. Hair care products accounted for approximately 4% and 4% of our net sales for the nine months ended March 31, 2004 and in fiscal 2003, respectively.

           Given the personal nature of our products and the wide array of consumer preferences and tastes, as well as competition for the attention of consumers, our strategy has been to market and promote our products through distinctive brands seeking to address broad preferences and tastes. Each brand has a single global image that is promoted with consistent logos, packaging and advertising designed to enhance its image and differentiate it from other brands.

           ESTEE LAUDER--Estee Lauder brand products, which have been sold since 1946, are positioned as luxurious, classic and aspirational. We believe that Estee Lauder brand products are technologically advanced and innovative and have a worldwide reputation for excellence. The broad product line principally consists of skin care, makeup and fragrance products that are presented in high quality packaging.

           CLINIQUE--First introduced in 1968, Clinique skin care and makeup products are all allergy tested and 100% fragrance free and have been designed to address individual skin types and needs. The products are based on the research and related expertise of leading dermatologists. Clinique skin care products are generally marketed as part of the 3-Step System: Cleanse, Exfoliate, Moisturize. Clinique also offers fragrances for men and women and a line of hair care products.

           ARAMIS--We pioneered the marketing of prestige men's grooming and skin care products and fragrances with the introduction of Aramis products in 1964. Aramis continues to offer one of the broadest lines of prestige men's products.

           PRESCRIPTIVES--We developed and introduced Prescriptives in 1979. Prescriptives is positioned as a color authority with an advanced collection of highly individualized products primarily addressing the makeup and skin care needs of contemporary women with active lifestyles. The products are characterized by simple concepts, minimalist design and an innovative image and, through a system of color application and extensive range of makeup shades, accommodate a diverse group of consumers.

           ORIGINS--Origins was introduced in 1990. It is positioned as a plant-based line of skin care, makeup and aromatherapy products that combine time-tested botanical ingredients with modern science to promote total well-being. Origins sells its products at our freestanding Origins stores and through stores-within-stores (which are designed to replicate the Origins store environment within a department store), at traditional retail counters, in perfumeries and directly to consumers over the Internet.

           TOMMY HILFIGER--We have an exclusive global license arrangement to develop and market a line of men's and women's fragrances and cosmetics under the Tommy Hilfiger brand. We launched the line in 1995 with a men's fragrance, "tommy." Today, we manufacture and sell a variety of fragrances and ancillary products for men and women.

           MOAOC--MoAoC products comprise a broad line of color-oriented, professional cosmetics and professional makeup tools targeting makeup artists and fashion-conscious consumers. The products are sold through a limited number of department and specialty stores, at freestanding MoAoC stores and directly to consumers over the Internet. We acquired the companies behind MoAoC in three stages: in December 1994, March 1997 and February 1998.

           BOBBI BROWN--In October 1995, we acquired the Bobbi Brown line of color cosmetics, professional makeup brushes and skin care products. Bobbi Brown products are manufactured to our specifications, primarily by third parties, and sold through a limited number of department and specialty stores and directly to consumers over the Internet.

           LA MER--La Mer products primarily consist of moisturizing creams, lotions, cleansers, toners and other skin care products. The line, which is available in very limited distribution in the United States and certain other countries, is an extension of the initial Creme de la Mer product that we acquired in 1995.

           DONNA KARAN COSMETICS--In November 1997, we obtained the exclusive global license to develop, market, and distribute a line of fragrances and other cosmetics under the Donna Karan New York and DKNY trademarks, including certain products that were originally sold by The Donna Karan Company. We launched the first DKNY women's fragrance in fiscal 2000 and the first DKNY men's fragrance in fiscal 2001. Under this license, fragrances have been expanded to include extensive lines of companion bath and body products.

           AVEDA--We acquired the Aveda business in December 1997 and have since acquired selected Aveda distributors and retail stores. Aveda, a prestige hair care leader, is a manufacturer and marketer of plant-based hair care, skin care, makeup and fragrance products. We sell Aveda products to third-party distributors and prestige salons and spas, cosmetology schools and specialty retailers, and directly to consumers at our own freestanding Aveda Experience Centers and certain Aveda Institutes.

           STILA--In August 1999, we acquired the business of Los-Angeles-based Stila Cosmetics, Inc. Stila is known for its stylish, wearable makeup products and eco-friendly packaging and has developed a following among young, fashion-forward consumers. Stila products are currently available at the brand's flagship store in Los Angeles, California, and also in limited distribution in the United States and certain other countries.

           JO MALONE--We acquired London-based Jo Malone Limited in October 1999. Jo Malone is known for its prestige skin care, fragrance and hair care products showcased at its flagship store in London. Products are also available through a company catalogue, at freestanding stores and at a very limited group of specialty stores principally in the United States, Canada and the United Kingdom.

           BUMBLE AND BUMBLE--In June 2000, we acquired a controlling majority equity interest in Bumble and Bumble Products, LLC, a marketer and distributor of quality hair care products, and Bumble and Bumble, LLC, the operator of a premier hair salon in New York City. Bumble and bumble styling and other hair care products are distributed to top-tier salons and select specialty stores. The founder and two of his partners own the remaining equity interests and have continued to manage the domestic operations.

           KATE SPADE BEAUTY--In November 1999, we obtained exclusive worldwide rights to use the kate spade trademark and related trademarks for the manufacture, marketing, distribution and sale of beauty products. During fiscal 2002, we launched the first products, a distinctive and personal signature fragrance and companion products.

           DARPHIN--In April 2003, we acquired Laboratoires Darphin, the Paris-based company dedicated to the development, manufacture and marketing of prestige skin care and makeup products which are distributed through high-end independent pharmacies and specialty stores.

           MICHAEL KORS--In May 2003, we entered into a license agreement for fragrances and beauty products under the "Michael Kors" trademarks and purchased certain related rights and inventory from another party. All fragrances including MICHAEL and MICHAEL for Men, as well as ancillary bath and body products, are sold in departments stores, specialty stores, at freestanding Michael Kors boutiques and over the Internet.

           RODAN & FIELDS--In July 2003, we acquired the Rodan & Fields skin care line launched in 2002 by Stanford University-trained dermatologists Katie Rodan, M.D. and Kathy Fields, M.D. The line offers solutions for specific skin problems, targeting them with individually packaged, dedicated regimens with the mission of maximizing the health and well-being of the skin. The line is currently sold in select U.S. specialty stores and over the Internet at rodanandfields.com.

           In addition to the foregoing brands, we manufacture and sell Kiton and Toni Gard products as a licensee.

RECENT DEVELOPMENTS

           On April 24, 2004, our Founding Chairman, Mrs. Estee Lauder, passed away. As a result, the royalty payments made to her since 1969 in connection with our purchase of the "Estee Lauder" trademark outside the United States, and which is reported on our consolidated statements of earnings as "Related Party Royalties", ceased to accrue. Accordingly, we estimate that we will save about $3.8 million, or $2.3 million after tax, in operating expenses for the remainder of fiscal 2004.

           In addition, as a result of Mrs. Lauder's death, the put right of the holders of all $360.0 million aggregate principal amount of Series A Cumulative Redeemable Preferred Stock due 2015 ("2015 Preferred Stock") and our right to call $291.6 million aggregate principal amount of the 2015 Preferred Stock became exercisable.

REDEMPTION OF SERIES A CUMULATIVE REDEEMABLE PREFERRED STOCK DUE 2015

           On May 11, 2004, we called for redemption all $291.6 million aggregate principal amount of 2015 Preferred Stock that could be redeemed at that time. The redemption date has been set for June 10, 2004. We will use cash on hand to fund the redemption.


           Upon redemption, the dividend rate on the remaining $68.4 million principal amount of 2015 Preferred Stock will be reduced, for the period from April 25, 2004 through June 30, 2004, to 0.62% per annum, which is a rate based on the after-tax yield on six-month U.S. Treasuries. So long as the remaining shares of 2015 Preferred Stock are outstanding, the dividend rate will be reset semi-annually in January and July at the then existing after-tax yield on six-month U.S. Treasuries. The remaining $68.4 million principal amount of 2015 Preferred Stock may be put to us at any time, but may not be called for redemption by us until May 24, 2005.

           As a result of the redemption of the $291.6 million principal amount of 2015 Preferred Stock and the reduction of the dividend on the remaining 2015 Preferred Stock, we expect to save, net of financing costs, approximately $14.9 million in fiscal 2005.

COMMON STOCK REPURCHASE PLAN

           On May 11, 2004, our Board of Directors authorized the repurchase of up to another 10.0 million shares of Class A Common Stock or about 4% of the total outstanding common stock. This increases the total authorization to 28.0 million shares, of which 16.3 million have been repurchased to date. As of May 14, 2004, we had a total of approximately 227.6 million shares of common stock outstanding.

           Repurchases will be made from time to time in the open market or in private transactions, and there will be no specific time frame. The repurchased shares will be held as treasury shares and may be used for general corporate purposes including employee stock option programs. Internally generated cash flow will be used to fund the purchases.

                                ---------------

           Our principal executive offices are located at 767 Fifth Avenue, New York, New York 10153. The telephone number at that location is (212) 572-4200.

                                 USE OF PROCEEDS

           We will not receive any proceeds from the sales of the shares of Class A Common Stock. All of the shares of Class A Common Stock being offered are beneficially owned by the selling stockholders named in this prospectus.

                PRICE RANGE OF CLASS A COMMON STOCK AND DIVIDENDS

           Our Class A Common Stock is publicly traded on the NYSE under the symbol "EL". The following table sets forth for the fiscal quarters indicated the high and low sales prices for the Class A Common Stock, as reported on the NYSE Composite Tape, and the dividends per share declared in respect of those quarters. The last reported sale price of the Class A Common Stock on May 14, 2004 was $45.15 per share.

                                                                         MARKET PRICE OF
                                                                             CLASS A
                                                                          COMMON STOCK
                                                                          ------------
                                                                                                     CASH
                                                                    HIGH               LOW         DIVIDENDS
                                                                    ----               ---         ---------
FISCAL 2002
First Quarter..................................................    $43.55            $30.30          $0.05
Second Quarter.................................................     34.90             29.25           0.05
Third Quarter..................................................     35.75             29.25           0.05
Fourth Quarter ................................................     38.80             33.50           0.05

FISCAL 2003
First Quarter..................................................    $35.99            $25.80          $ --
Second Quarter.................................................     30.10             25.20           0.20
Third Quarter..................................................     31.04             25.73            --
Fourth Quarter.................................................     35.99             28.91            --

FISCAL 2004
First Quarter..................................................    $37.99            $32.60          $ --
Second Quarter.................................................     40.20             34.21           0.30
Third Quarter .................................................     44.58             37.55            --
Fourth Quarter (through May 14, 2004)..........................     47.09             43.00            --


           We expect to continue the payment of cash dividends in the future, but there can be no assurance that the Board of Directors will continue to declare dividends.

           As of May 14, 2004, there were approximately 4,202 record holders of Class A Common Stock and 20 record holders of Class B Common Stock.

                   SELECTED CONSOLIDATED FINANCIAL INFORMATION


           The following income statement and balance sheet information has been derived from our consolidated financial statements as of and for the nine-month periods ended March 31, 2004 and March 31, 2003 and as of and for each of the years in the five-year period ended June 30, 2003. You should read this information along with our consolidated financial statements and the related notes incorporated in this prospectus by reference. See "Incorporation of Certain Documents by Reference." The results of interim periods are not necessarily indicative of results that may be expected for the full year.

                                         NINE MONTHS ENDED MARCH 31,                            YEAR ENDED JUNE 30,
                                     ----------------------------------       ------------------------------------------------------
                                       2004         2003         2003           2002           2001            2000           1999
                                       ----         ----         ----           ----           ----            ----           ----
                                                (UNAUDITED)
                                                                   (IN MILLIONS, EXCEPT PER SHARE DATA)
STATEMENT OF EARNINGS DATA:
Net sales (a).....................   $4,387.3     $3,876.7     $5,096.0       $4,711.5       $4,667.7       $4,440.3       $4,040.3
Gross profit (a)..................    3,251.9      2,839.6      3,771.6        3,451.0        3,441.3        3,202.3        2,877.5
Operating income..................      518.3        416.1        503.7          342.1          495.6          515.8          456.9
Interest expense, net (g).........       21.8          7.0          8.1            9.8           12.3           17.1           16.7
Earnings before income taxes,
   minority interest, discontinued
   operations and accounting
   change (b).....................      496.5        409.1        495.6          332.3          483.3          498.7          440.2
Provision for income taxes........      185.7        136.0        163.3          114.7          174.0          184.6          167.3
Minority interest, net of tax.....       (6.7)        (3.9)        (6.7)          (4.7)          (1.9)          --             --
Discontinued operations, net
   of tax (c).....................      (33.1)        (2.4)        (5.8)         (21.0)          --             --             --
Cumulative effect of a change
   in accounting principle, net
   of tax.........................       --           --           --             --             (2.2)          --             --
Net earnings (b)..................      271.0        266.8        319.8(d)       191.9(e)       305.2(f)       314.1          272.9
Preferred stock dividends (g).....       --           17.6         23.4           23.4           23.4           23.4           23.4
Net earnings attributable to
   common stock (b)...............      271.0        249.2        296.4(d)       168.5(e)       281.8(f)       290.7          249.5

PER SHARE DATA:
Net earnings per common
   share from continuing
   operations (b):
   Basic..........................      $1.33        $1.08        $1.30(d)       $0.80(e)       $1.19(f)       $1.22          $1.05
   Diluted........................      $1.31        $1.07        $1.29(d)       $0.79(e)       $1.17(f)       $1.20          $1.03

Net earnings per common share (b):
   Basic..........................      $1.19        $1.07        $1.27(d)       $0.71(e)       $1.18(f)       $1.22          $1.05
   Diluted........................      $1.17        $1.06        $1.26(d)       $0.70(e)       $1.16(f)       $1.20          $1.03

Weighted average common shares
   outstanding:
   Basic..........................      228.3        233.5        232.6          238.2          238.4          237.7          237.0
   Diluted........................      231.4        235.5        234.7          241.1          242.2          242.5          241.2

Cash dividends declared per
   common share:..................       $.30         $.20         $.20           $.20           $.20           $.20         $.1775


                                            AT
                                         MARCH 31,                                      AT JUNE 30,
                                        ----------        ---------------------------------------------------------------------
                                           2004             2003          2002           2001           2000            1999
                                           ----             ----          ----           ----           ----            ----
                                        (UNAUDITED)
                                                                                    (IN MILLIONS)
BALANCE SHEET DATA:
Working capital......................    $1,189.9          $  791.3      $  968.0      $  882.2        $  716.7       $  708.0
Total assets.........................     3,942.1           3,349.9       3,416.5       3,218.8         3,043.3        2,746.7
Total debt (g).......................       841.6             291.4         410.5         416.7           425.4          429.1
Redeemable preferred stock (g).......        --               360.0         360.0         360.0           360.0          360.0
Stockholders' equity.................     1,641.0           1,423.6       1,461.9       1,352.1         1,160.3          924.5


------------------------
(a) Effective January 1, 2002, we adopted Emerging Issues Task Force ("EITF") Issue No. 01-9, "Accounting for Consideration Given by a Vendor to a Customer." Upon adoption of this Issue, we reclassified revenues generated from our purchase with purchase activities as sales and the costs of our purchase with purchase and gift with purchase activities as cost of sales, which were previously reported net as operating expenses. Operating income has remained unchanged by this adoption. For purposes of comparability, these reclassifications have been reflected retroactively for all periods presented.

(b) Pursuant to Statement of Financial Accounting Standards ("SFAS") No. 142 "Goodwill and Other Intangible Assets," financial results for periods subsequent to July 1, 2001 exclude goodwill amortization. Goodwill amortization included in fiscal 2001, 2000 and 1999 was $20.9 million ($13.4 million after tax), $17.6 million ($11.1 million after tax) and $13.3 million ($8.2 million after tax), respectively. Excluding the effect of goodwill amortization in these same periods, diluted earnings per share would have been higher by $.06, $.05 and $.03, respectively.

(c) In December 2003, we committed to a plan to sell the assets and operations of our former reporting unit that sold jane brand products and we sold them in February 2004. As a result, all consolidated statements of earnings information in the consolidated financial statements and footnotes for fiscal 2004, 2003 and 2002 has been restated for comparative purposes to reflect that reporting unit as discontinued operations. Earnings data of the discontinued operation for fiscal 2001, 2000 and 1999 is not material to the consolidated results of operations and has not been restated in the consolidated financial statements, nor in "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in this prospectus.

(d) Net earnings, net earnings attributable to common stock, net earnings per common share from continuing operations and net earnings per common share for the year ended June 30, 2003 included a special charge related to the proposed settlement of a legal action of $13.5 million, after-tax, or $.06 per diluted common share.

(e) Net earnings, net earnings attributable to common stock, net earnings per common share from continuing operations and net earnings per common share for the year ended June 30, 2002 included a restructuring charge of $76.9 million (of which $0.5 million was included in discontinued operations), after tax, or $.32 per diluted common share, and a one-time charge of $20.6 million, or $.08 per common share, attributable to the cumulative effect of adopting SFAS No. 142, "Goodwill and Other Intangible Assets," which is attributable to our former reporting unit that sold jane brand products and is included in discontinued operations.

(f) Net earnings, net earnings attributable to common stock, net earnings per common share from continuing operations and net earnings per common share for the year ended June 30, 2001 included restructuring and other non-recurring charges of $40.3 million, after tax, or $.17 per diluted common share, and a one-time charge of $2.2 million, after tax, or $.01 per diluted common share, attributable to the cumulative effect of adopting SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities".

(g) For the nine months ended March 31, 2004, there was an increase of approximately $14.4 million in interest expense, net and a corresponding decrease in preferred stock dividends as a result of the adoption of SFAS No. 150 (see "Management's Discussion and Analysis of Financial Condition and Results of Operations - Recently Issued Accounting Standards"). Additionally, in connection with this pronouncement, redeemable preferred stock has been reclassified as a component of total debt subsequent to June 30, 2003.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CRITICAL ACCOUNTING POLICIES AND ESTIMATES
------------------------------------------

           The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in conformity with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses reported in those financial statements. These judgments can be subjective and complex, and consequently actual results could differ from those estimates. Our most critical accounting policies relate to revenue recognition; concentration of credit risk; inventory; pension and other postretirement benefit costs; goodwill and other intangible assets; income taxes; and derivatives.

REVENUE RECOGNITION

           Generally, revenues from merchandise sales are recorded at the time the product is shipped to the customer. We report our sales levels on a net sales basis, which is computed by deducting from gross sales the amount of actual returns received and an amount established for anticipated returns.

           As is customary in the cosmetics industry, our practice is to accept returns of our products from retailers if properly requested, authorized and approved. In accepting returns, we typically provide a credit to the retailer against sales and accounts receivable from that retailer on a dollar-for-dollar basis.

           Our sales return accrual is a subjective critical estimate that has a direct impact on reported net sales. This accrual is calculated based on a history of gross sales and actual returns by region and product category. In addition, as necessary, specific accruals may be established for future known or anticipated events. As a percentage of gross sales, sales returns were 5.1%, 4.8% and 4.9% in fiscal 2003, 2002 and 2001, respectively.

CONCENTRATION OF CREDIT RISK

           An entity is more vulnerable to concentrations of credit risk if it is exposed to risk of loss greater than it would have had it mitigated its risk through diversification of customers. Such risks of loss manifest themselves differently, depending on the nature of the concentration, and vary in significance.

           We have three major customers that owned and operated retail stores that in the aggregate accounted for approximately $1.24 billion, or 24%, of our consolidated net sales in fiscal 2003 and $179.8 million, or 28%, of our accounts receivable at June 30, 2003. These customers sell products primarily within North America. Although management believes that these customers are sound and creditworthy, a severe adverse impact on their business operations could have a corresponding material adverse effect on our net sales, cash flows, and/or financial condition.

           In the ordinary course of business, we have established an allowance for doubtful accounts and customer deductions in the amount of $31.8 million and $30.6 million as of June 30, 2003 and 2002, respectively. Our allowance for doubtful accounts is a subjective critical estimate that has a direct impact on reported net earnings. This reserve is based upon the evaluation of accounts receivable aging, specific exposures and historical trends.

INVENTORY

           We state our inventory at the lower of cost or fair market value, with cost being determined on the first-in, first-out (FIFO) method. We believe FIFO most closely matches the flow of our products from manufacture through sale. The reported net value of our inventory includes saleable products, promotional products, raw materials and componentry that will be sold or used in future periods. Inventory cost includes raw materials, direct labor and overhead.

           We also record an inventory obsolescence reserve, which represents the difference between the cost of the inventory and its estimated market value, based on various product sales projections. This reserve is calculated using an estimated obsolescence percentage applied to the inventory based on age, historical trends and requirements to support forecasted sales. In addition, and as necessary, we may establish specific reserves for future known or anticipated events.

PENSION AND OTHER POSTRETIREMENT BENEFIT COSTS

           We offer the following benefits to some or all of our employees: a domestic trust-based noncontributory defined benefit pension plan ("U.S. Plan"); an unfunded, nonqualified domestic noncontributory pension plan to provide benefits in excess of statutory limitations; a contributory defined contribution plan; international pension plans, which vary by country, consisting of both defined benefit and defined contribution pension plans; deferred compensation; and certain other postretirement benefits.

           The amounts necessary to fund future payouts under these plans are subject to numerous assumptions and variables. Certain significant variables require us to make assumptions that are within our control such as an anticipated discount rate, expected rate of return on plan assets and future compensation levels. We evaluate these assumptions with our actuarial advisors and we believe they are within accepted industry ranges, although an increase or decrease in the assumptions or economic events outside our control could have a direct impact on reported net earnings.

           The pre-retirement discount rate for each plan used for determining future pension obligations is based on a review of highly rated long-term bonds. At June 30, 2003, we used a pre-retirement discount rate for our U.S. Plan of 5.75% and varying rates on our international plans of between 2.75% and 7.0%. For fiscal 2003, we used an expected return on plan assets of 8.5% for our U.S. Plan and varying rates of between 4.5% and 8.25% for our international plans. In determining the long-term rate of return for a plan, we consider the historical rates of return, the nature of the plan's investments and an expectation for the plan's investment strategies. The U.S. Plan asset allocation as of June 30, 2003 was approximately 58% equity investments, 23% fixed income investments, 13% cash and 6% other investments.

           For fiscal 2004, we are using a pre-retirement discount rate for the U.S. Plan of 5.75% and an expected return on plan assets of 8.00%. The change in expected return on plan assets from that used in fiscal 2003 has caused an increase in pension expense in fiscal 2004. We will continue to monitor the market conditions relative to these assumptions and adjust them accordingly.

GOODWILL AND OTHER INTANGIBLE ASSETS

           Goodwill is calculated as the excess of the cost of purchased businesses over the value of their underlying net assets. Other intangible assets principally consist of purchased royalty rights and trademarks. Goodwill and other intangible assets that have an indefinite life are not amortized.

           On an annual basis, we test goodwill and other intangible assets for impairment. To determine the fair value of these intangible assets, there are many assumptions and estimates used that directly impact the results of the testing. We have the ability to influence the outcome and ultimate results based on the assumptions and estimates we choose. To mitigate undue influence, we use industry accepted valuation models and set criteria that are reviewed and approved by various levels of management. Additionally, we evaluate our recorded goodwill with the assistance of a third-party valuation firm.

INCOME TAXES

           We have accounted for, and currently account for, income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." This Statement establishes financial accounting and reporting standards for the effects of income taxes that result from an enterprise's activities during the current and preceding years. It requires an asset and liability approach for financial accounting and reporting of income taxes.

           As of June 30, 2003, we had current net deferred tax assets of $116.0 million and non-current net deferred tax assets of $38.7 million. These net deferred tax assets assume sufficient future earnings for their realization, as well as the continued application of current tax rates. Included in net deferred tax assets is a valuation allowance of approximately $2.9 million for deferred tax assets, which relates to foreign tax loss carryforwards not utilized to date, where management believes it is more likely than not that the deferred tax assets will not be realized in the relevant jurisdiction. Based on our assessments, no additional valuation allowance is required. If we determine that a deferred tax asset will not be realizable, an adjustment to the deferred tax asset will result in a reduction of earnings at that time.

           Furthermore, we provide tax reserves for Federal, state and international exposures relating to audit results, planning initiatives and compliance responsibilities. The development of these reserves requires judgments about tax issues, potential outcomes and timing, and is a subjective critical estimate.

DERIVATIVES

           We currently account for derivative financial instruments in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. This Statement also requires the recognition of all derivative instruments as either assets or liabilities on the balance sheet and that they be measured at fair value.

           We currently use derivative financial instruments to hedge certain anticipated transactions and interest rates, as well as receivables and payables denominated in foreign currencies. We do not utilize derivatives for trading or speculative purposes. Hedge effectiveness is documented, assessed and monitored by our employees who are qualified to make such assessments and monitor the instruments. Variables that are external to us such as social, political and economic risks may have an impact on our hedging program and the results thereof.


RESULTS OF OPERATIONS
---------------------

           We manufacture, market and sell beauty products, including those in the skin care, makeup, fragrance and hair care categories which are distributed in over 130 countries and territories. The following is a comparative summary of our operating results for the nine months ended March 31, 2004 and 2003 and the fiscal years ended June 30, 2003, 2002 and 2001. Sales of products and services that do not meet our definition of skin care, makeup, fragrance or hair care have been included in the "other" category.

                                                            NINE MONTHS ENDED
                                                                 MARCH 31,                          YEAR ENDED JUNE 30,
                                                        ---------------------------     ------------------------------------------
                                                           2004            2003            2003            2002           2001
                                                           ----            ----            ----            ----           ----
                                                                (UNAUDITED)
                                                                                      (IN MILLIONS)
NET SALES
   BY REGION:
        The Americas...............................       $2,439.3        $2,274.8        $2,931.8        $2,846.0       $2,857.8
        Europe, the Middle East & Africa...........        1,367.6         1,104.0         1,506.4         1,261.1        1,221.8
        Asia/Pacific...............................          580.4           497.9           657.8           610.6          596.1
                                                         ---------       ---------       ---------       ---------      ---------
                                                           4,387.3         3,876.7         5,096.0         4,717.7        4,675.7
        Restructuring..............................             --              --              --           (6.2)          (8.0)
                                                         ---------       ---------       ---------       ---------      ---------
                                                          $4,387.3        $3,876.7        $5,096.0        $4,711.5       $4,667.7
                                                         =========       =========       =========       =========      =========

   BY PRODUCT CATEGORY:
        Skin Care..................................       $1,594.1        $1,408.6        $1,893.7        $1,703.3       $1,660.7
        Makeup.....................................        1,607.1         1,418.3         1,887.8         1,758.3        1,721.6
        Fragrance..................................          980.9           864.4         1,059.6         1,017.3        1,085.1
        Hair Care..................................          179.1           163.8           228.9           215.8          180.7
        Other......................................           26.1            21.6            26.0            23.0           27.6
                                                         ---------       ---------       ---------       ---------      ---------
                                                           4,387.3         3,876.7         5,096.0         4,717.7        4,675.7
        Restructuring..............................             --              --              --           (6.2)          (8.0)
                                                         ---------       ---------       ---------       ---------      ---------
                                                          $4,387.3        $3,876.7        $5,096.0        $4,711.5       $4,667.7
                                                         =========       =========       =========       =========      =========

OPERATING INCOME
   BY REGION:
        The Americas...............................         $281.3          $216.8          $255.3          $222.8         $299.9
        Europe, the Middle East & Africa...........          193.7           162.7           227.7           179.9          201.8
        Asia/Pacific...............................           43.3            36.6            42.7            56.0           56.9
                                                         ---------       ---------       ---------       ---------      ---------
                                                             518.3           416.1           525.7           458.7          558.6
        Restructuring..............................             --              --          (22.0)         (116.6)         (63.0)
                                                         ---------       ---------       ---------       ---------      ---------
                                                            $518.3          $416.1          $503.7          $342.1         $495.6
                                                         =========       =========       =========       =========      =========

   BY PRODUCT CATEGORY:
        Skin Care..................................         $253.8          $204.8          $273.2          $248.4         $266.9
        Makeup.....................................          206.1           158.5           206.6           183.1          212.5
        Fragrance..................................           38.7            42.4            32.1            13.4           63.6
        Hair Care..................................           16.8            10.4            14.8            13.7           13.1
        Other......................................            2.9              --           (1.0)             0.1            2.5
                                                         ---------       ---------       ---------       ---------      ---------
                                                             518.3           416.1           525.7           458.7          558.6
        Restructuring..............................             --              --          (22.0)         (116.6)         (63.0)
                                                         ---------       ---------       ---------       ---------      ---------
                                                            $518.3          $416.1          $503.7          $342.1         $495.6
                                                         =========       =========       =========       =========      =========

           The following table presents certain consolidated earnings data as a percentage of net sales:

                                                                   NINE MONTHS ENDED
                                                                       MARCH 31,                      YEAR ENDED JUNE 30,
                                                                 ---------------------       ------------------------------------
                                                                   2004          2003          2003           2002          2001
                                                                   ----          ----          ----           ----          ----

Net sales.................................................        100.0%        100.0%        100.0%         100.0%        100.0%
Cost of sales.............................................         25.9          26.8          26.0           26.8          26.3
                                                                 ------        ------        ------         ------        ------
Gross profit..............................................         74.1          73.2          74.0           73.2          73.7
                                                                 ------        ------        ------         ------        ------
Operating expenses:
   Selling, general and administrative....................         61.9          62.1          63.3           63.3          61.5
   Restructuring..........................................         --            --            --              2.3           0.8
   Special charges........................................         --            --             0.4           --             0.3
   Related party royalties................................          0.4           0.4           0.4            0.4           0.5
                                                                 ------        ------        ------         ------        ------
                                                                   62.3          62.5          64.1           66.0          63.1
                                                                 ------        ------        ------         ------        ------

Operating income..........................................         11.8          10.7           9.9            7.2          10.6
Interest expense, net.....................................          0.5           0.2           0.2            0.2           0.2
                                                                 ------        ------        ------         ------        ------
Earnings before income taxes, minority interest,
   discontinued operations and accounting
   change.................................................         11.3          10.5           9.7            7.0          10.4
Provision for income taxes................................          4.2           3.5           3.2            2.4           3.7
Minority interest, net of tax.............................         (0.2)         (0.1)         (0.1)          (0.1)         (0.1)
                                                                 ------        ------        ------         ------        ------
Net earnings before discontinued operations and
   accounting change......................................          6.9           6.9           6.4            4.5           6.6
Discontinued operations, net of tax.......................         (0.7)         (0.1)         (0.1)          (0.4)         --
Cumulative effect of a change in accounting principle, net
   of tax.................................................         --            --            --             --            (0.1)
                                                                 ------        ------        ------         ------        ------
Net earnings..............................................          6.2%          6.8%          6.3%           4.1%          6.5%
                                                                 ======        ======        ======         ======        ======

NINE MONTHS FISCAL 2004 AS COMPARED WITH NINE MONTHS FISCAL 2003

NET SALES

           Net sales increased 13% or $510.6 million to $4,387.3 million reflecting growth in all product categories and all geographic regions led by double digit growth in Europe, the Middle East & Africa and the addition of the Darphin line of products, which was acquired during the fourth quarter of fiscal 2003. Net sales results in Europe, the Middle East & Africa and Asia/Pacific in the current period benefited from the weakening of the U.S. dollar. Excluding the impact of foreign currency translation, net sales increased 8%.

           PRODUCT CATEGORIES

           SKIN CARE. Net sales of skin care products increased 13% or $185.5 million to $1,594.1 million. This increase in net sales was primarily attributable to new and recently launched products such as Idealist Micro-D Deep Thermal Refinisher and Hydra Complete Multi-Level Moisture products by Estee Lauder and Pore Minimizer products by Clinique. The increase was supported by strong sales of Re-Nutriv Intensive Lifting products by Estee Lauder, and the Repairwear line of products from Clinique and products in Clinique's 3-Step Skin Care System, as well as the addition of the Darphin line of products. Partially offsetting these increases were lower net sales of certain existing products such as Advanced Stop Signs by Clinique and Idealist Skin Refinisher, Lightsource Age-Resisting Moisture Lotion and Resilience Lift products by Estee Lauder. Excluding the impact of foreign currency translation, skin care net sales increased 8%.

           MAKEUP. Makeup net sales increased 13% or $188.8 million to $1,607.1 million. In addition to strong sales of our MoAoC and Bobbi Brown makeup artist lines, the increase in net sales reflected the current year launch of Perfectly Real Makeup by Clinique and Ideal Matte Refinishing Makeup SPF 8 and Electric Intense LipCreme by Estee Lauder. The increase in net sales also reflected the recent launches of High Impact Mascara by Clinique and Artist's Lip and Eye Pencils, Pure Color Lip Vinyl and Pure Color Eye Shadow Duo by Estee Lauder. Offsetting these increases were lower net sales of certain existing products such as So Ingenious Multi-Dimension Liquid Makeup and Loose Powder, Pure Color Lipstick and Pure Color Velvet Lipstick and Nail Lacquer from Estee Lauder. Excluding the impact of foreign currency translation, makeup net sales increased 9%.

           FRAGRANCE. Net sales of fragrance products increased 13% or $116.5 million to $980.9 million. The increase in net sales was primarily attributable to the current year launches of Estee Lauder Beyond Paradise, Aramis Life, Clinique Simply and the Tommy Jeans collection. The increase in net sales also benefited from improved results from our travel retail business. These net sales increases were partially offset by lower net sales of Estee Lauder pleasures, Beautiful and Intuition by Estee Lauder, Clinique Happy and certain Tommy Hilfiger products. Excluding the impact of foreign currency translation, fragrance net sales increased 8%.

           HAIR CARE. Hair care net sales increased 9% or $15.3 million to $179.1 million primarily attributable to Aveda and Bumble and bumble. The increase from Aveda was due to increased distribution and successful recent product launches. Bumble and bumble experienced growth from existing and new points of distribution. Partially offsetting these increases were lower net sales from Clinique's Simple Hair Care System. Excluding the impact of foreign currency translation, hair care net sales increased 7%.

           The introduction of new products may have some cannibalizing effect on sales of existing products, which we take into account in our business planning.

           GEOGRAPHIC REGIONS

           Net sales in the Americas increased 7% or $164.5 million to $2,439.3 million primarily reflecting growth from our newer brands as well as the success of new and recently launched products and an improving retail environment.

           In Europe, the Middle East & Africa, net sales increased 24% or $263.6 million to $1,367.6 million primarily reflecting higher net sales from our travel retail business, the United Kingdom, Spain, South Africa, Germany and Greece as well as from the addition of Darphin. We also benefited from the effect of favorable foreign currency exchange rates to the U.S. dollar. Excluding the impact of foreign currency translation, net sales in Europe, the Middle East & Africa increased 12%.

           Net sales in Asia/Pacific increased 17% or $82.5 million to $580.4 million. This increase reflected higher net sales in Australia, Japan, Taiwan, Korea, and China. Excluding the impact of foreign currency translation, net sales in Asia/ Pacific increased 9%.

           We strategically stagger our new product launches by geographic market, which may contribute to differences in regional sales growth.

COST OF SALES

           Cost of sales as a percentage of total net sales improved to 25.9% from 26.8% reflecting production and supply chain efficiencies and lower costs from promotional activities of approximately 70 basis points each. Partially offsetting these improvements were changes in exchange rates and the mix of products being sold as well as by increased travel retail sales, which carry a higher cost of goods sold percentage. Travel retail has a higher cost of goods sold percentage because of its heavy fragrance mix coupled with its margin structure.

           Since the cost of promotional activities is a component of cost of sales and the timing and level of promotions vary with our promotional calendar, we have experienced, and expect to continue to experience, fluctuations in the cost of sales percentage.

OPERATING EXPENSES

           Operating expenses decreased to 62.3% of net sales as compared with 62.5% of net sales in the prior-year period. The decrease in operating expenses as a percentage of net sales reflects the higher growth rate in net sales, particularly the newer brands and in the travel retail business. Partially offsetting the favorability in the current period were higher levels of advertising, sampling and merchandising to support new and recently launched products, operating expenses related to spending behind BeautyBank, the higher operating costs associated with newly acquired brands and expenses related to compliance with new regulatory requirements (such as those arising under the Sarbanes-Oxley Act of 2002).

           Changes in advertising, sampling and merchandising spending result from the type, timing and level of advertising, sampling and merchandising activities related to product launches and rollouts, as well as the markets being emphasized.

           On April 24, 2004, Mrs. Estee Lauder passed away. As a result, the royalty payments made to her since 1969 in connection with our purchase of the "Estee Lauder" trademark outside the United States ceased to accrue. The estimated impact for the remainder of fiscal 2004 will be a reduction of operating expenses of approximately $3.8 million, or $2.3 million after tax.

OPERATING INCOME

           Operating income increased 25% or $102.2 million to $518.3 million as compared with the prior-year period. Operating margins were 11.8% of net sales in the current period as compared with 10.7% in the prior-year period. The increase in operating margin reflects sales growth coupled with the improvement in the components of cost of sales as well as our continued control of non-business building expenses.

           PRODUCT CATEGORIES

           Operating income increased 30% to $206.1 million in makeup, 24% to $253.8 million in skin care and 62% to $16.8 million in hair care reflecting overall sales growth and new product introductions. Operating income decreased 9% to $38.7 million in fragrance reflecting increased support spending related to new product launch activities.

           GEOGRAPHIC REGIONS

           Operating income in the Americas increased 30% or $64.5 million to $281.3 million. Contributing to the increase were an improved retail environment, strong product launches and growth from newer brands. In Europe, the Middle East & Africa, operating income increased 19% or $31.0 million to $193.7 million primarily due to the significantly increased results generated from our travel retail business as well as improvements in the United Kingdom and Spain. In Asia /Pacific, operating income increased 18% or $6.7 million to

$43.3 million. This increase reflects improved results in Taiwan, Japan and Australia.

INTEREST EXPENSE, NET

           Net interest expense was $21.8 million as compared with $7.0 million in the prior-year period. The increase in net interest expense was due to the inclusion of the preferred stock dividends of $14.4 million as interest expense in the current period. This change in reporting resulted from a change in accounting standards which prohibits us from restating the prior period results (see "Recently Issued Accounting Standards"). To a lesser extent, interest expense was also affected by higher average net borrowings offset by a lower effective interest rate provided by the interest rate swap on the 6% Senior Notes. As described in "Financial Condition - Liquidity and Capital Resources," we have called for redemption $291.6 million aggregate principal amount of 2015 Preferred Stock, and, as a result, we expect to save, net of financing costs, approximately $14.9 million in fiscal 2005.

PROVISION FOR INCOME TAXES

           The provision for income taxes represents Federal, foreign, state and local income taxes. The effective rate for income taxes for the nine months ended March 2004 was 37.4% as compared with 33.2% in the prior-year period. These rates differ from statutory rates due to the effect of state and local taxes, tax rates in foreign jurisdictions and certain nondeductible expenses. The increase in the effective income tax rate was attributable to the inclusion of the preferred stock dividends as interest expense which are not deductible for income tax purposes, the anticipated full-year mix of global earnings and to a lesser extent the timing of tax planning initiatives. The prior-period rate included benefits derived from certain favorable tax negotiations.

DISCONTINUED OPERATIONS

           In February 2004, we sold the assets and operations of our reporting unit that sold jane brand products. Prior to the sale of the business, in December 2003, we committed to a plan to sell such assets and operations. At the time such decision was made, circumstances warranted that we conduct an assessment of the tangible and intangible assets of the jane business. Based on this assessment, we determined that the carrying amount of these assets as reflected on our consolidated balance sheets exceeded their estimated fair value. In accordance with the assessment and the closing of the sale, we recorded an after-tax charge to discontinued operations of $33.1 million for the nine months ended March 31, 2004. The charge represents the impairment of goodwill in the amount of $26.4 million; the reduction in value of other tangible assets in the amount of $1.3 million, net of taxes; and the operating loss of $5.4 million, net of tax. Included in the operating loss of the nine-month period were additional costs associated with the sale and discontinuation of the business.

RECONCILIATIONS OF FINANCIAL RESULTS

           The following tables present reconciliations of our financial results for the fiscal years ended June 30, 2003, 2002 and 2001 as reported in conformity with generally accepted accounting principles in the United States ("GAAP") and those results adjusted to exclude certain charges described above each table. We have presented these reconciliations because of the special nature of the charges or the fact that they are not necessarily comparable from period to period. We believe that such measures provide investors with a view of our ongoing business trends and results of operations. This is consistent with the approach used by management in its evaluation and monitoring of such trends and results and provides investors with a base for evaluating future periods.

           While we consider the non-GAAP financial measures useful in analyzing our results, it is not intended to replace, or act as a substitute for, any presentation included in the consolidated financial statements prepared in conformity with GAAP.

           The table below reconciles the fiscal 2003 results as reported and results prior to adjustment for a special pre-tax charge of $22.0 million, or $13.5 million after-tax, equal to $.06 per diluted common share, in connection with the proposed settlement of a class action lawsuit brought against us and a number of other defendants (see our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2004, Part II, Item 1. Legal Proceedings, incorporated herein by reference). The amount of the charge in this case is significantly larger than similar charges we have incurred individually or in the aggregate for legal proceedings in any prior year and we do not expect to take a charge of a similar magnitude for a single matter like it in the near future.

                                                                                        YEAR ENDED JUNE 30, 2003
                                                                         ----------------------------------------------------
                                                                              (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)

                                                                             RESULTS         RECONCILING         NON-GAAP
                                                                           AS REPORTED          ITEMS            RESULTS
                                                                           -----------          -----            -------
Net sales.........................................................         $  5,096.0        $     --          $  5,096.0
Cost of sales.....................................................            1,324.4              --             1,324.4
                                                                          -----------       -----------       -----------
Gross profit......................................................            3,771.6              --             3,771.6
                                                                          -----------       -----------       -----------
    Gross margin..................................................               74.0%                               74.0%
Operating expenses................................................            3,267.9              22.0           3,245.9
                                                                          -----------       -----------       -----------
    Operating expense margin......................................               64.1%                               63.7%
Operating income..................................................              503.7              22.0             525.7
                                                                          -----------       -----------       -----------
    Operating income margin.......................................                9.9%                               10.3%
Provision (benefit) for income taxes..............................              163.3              (8.5)            171.8
                                                                          -----------       -----------       -----------
Net earnings from continuing operations...........................              325.6              13.5             339.1
Discontinued operations, net of tax...............................               (5.8)             --                (5.8)
                                                                          -----------       -----------       -----------
Net earnings......................................................         $    319.8        $     13.5        $    333.3
                                                                          ===========       ===========       ===========
Net earnings attributable to common stock.........................         $    296.4        $     13.5        $    309.9
                                                                          ===========       ===========       ===========

Diluted net earnings per common share:
Net earnings attributable to common stock from continuing
    operations....................................................         $     1.29        $     0.06        $     1.35
                                                                          ===========       ===========       ===========
Net earnings attributable to common stock.........................         $     1.26        $     0.06        $     1.32
                                                                          ===========       ===========       ===========

           The table below reconciles the fiscal 2002 results as reported and results prior to adjustment for pre-tax restructuring charges of $117.4 million (of which $0.8 million was included in discontinued operations), or $76.9 million after-tax (of which $0.5 million was included in discontinued operations), equal to $.32 per diluted common share (see "Results of Operations
- Fiscal 2002 as Compared with Fiscal 2001"). The restructuring charges were related to repositioning certain businesses as part of a globalization and reorganization initiative and are described in greater detail in Note 5 to Notes to Consolidated Financial Statements contained in our Current Report on Form 8-K, dated May 17, 2004. The restructuring was not considered part of our core continuing business in fiscal 2002. Management also excludes the related charge in evaluating its performance when comparing fiscal 2002 to future periods.

                                                                                        YEAR ENDED JUNE 30, 2002
                                                                         ---------------------------------------------------
                                                                              (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)

                                                                            RESULTS         RECONCILING          NON-GAAP
                                                                          AS REPORTED          ITEMS             RESULTS
                                                                          -----------          -----             -------
Net sales.........................................................         $  4,711.5        $      6.2        $  4,717.7
Cost of sales.....................................................            1,260.5               0.8           1,259.7
                                                                          -----------       -----------       -----------
Gross profit......................................................            3,451.0               7.0           3,458.0
                                                                          -----------       -----------       -----------
    Gross margin..................................................               73.2%                               73.3%
Operating expenses................................................            3,108.9             109.6           2,999.3
                                                                          -----------       -----------       -----------
    Operating expense margin......................................               66.0%                               63.6%
Operating income..................................................              342.1             116.6             458.7
                                                                          -----------       -----------       -----------
    Operating income margin.......................................                7.2%                                9.7%
Provision (benefit) for income taxes..............................              114.7             (40.2)            154.9
                                                                          -----------       -----------       -----------
Net earnings from continuing operations...........................              212.9              76.4             289.3
Discontinued operations, net of tax...............................              (21.0)              0.5             (20.5)
                                                                          -----------       -----------       -----------
Net earnings......................................................         $    191.9        $     76.9        $    268.8
                                                                          ===========       ===========       ===========
Net earnings attributable to common stock.........................         $    168.5        $     76.9        $    245.4
                                                                          ===========       ===========       ===========

Diluted net earnings per common share:
Net earnings attributable to common stock from continuing
    operations....................................................         $      .79        $      .31        $     1.10
                                                                          ===========       ===========       ===========
Net earnings attributable to common stock.........................         $      .70        $      .32        $     1.02
                                                                          ===========       ===========       ===========

           The table below reconciles the fiscal 2001 results as reported and results prior to adjustment for (i) pre-tax restructuring and special charges of $63.0 million, or $40.3 million after-tax, equal to $.17 per diluted common share (see "Results of Operations - Fiscal 2002 as Compared with Fiscal 2001");
(ii) $13.4 million after-tax adjustment, equal to $.06 per diluted common share, to reflect the retroactive impact of the adoption of SFAS No. 142, "Goodwill and Other Intangible Assets" (see Note 2 "Summary of Significant Accounting Policies" in the Consolidated Financial Statements contained in our Current Report on Form 8-K, dated May 17, 2004); and (iii) a one-time charge of $2.2 million after-tax, or $.01 per diluted common share, attributable to the cumulative effect of adopting SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." We adopted a restructuring plan in the fourth quarter of fiscal 2001, our first since the initial public offering in 1995. The particular restructuring and special charges relating to the plan are described in Note 5 to Notes to Consolidated Financial Statements contained in our Current Report on Form 8-K, dated May 17, 2004. These costs, as well as those resulting from the adoption of new accounting standards, were not considered part of our core business in fiscal 2001. Management also excludes the related charges in evaluating its performance when comparing fiscal 2001 to future periods.


                                                                                        YEAR ENDED JUNE 30, 2001
                                                                         ---------------------------------------------------
                                                                              (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)

                                                                            RESULTS         RECONCILING          NON-GAAP
                                                                          AS REPORTED          ITEMS             RESULTS
                                                                          -----------          -----             -------
Net sales.........................................................         $  4,667.7        $      8.0        $  4,675.7
Cost of sales.....................................................            1,226.4               1.1           1,225.3
                                                                          -----------       -----------       -----------
Gross profit......................................................            3,441.3               9.1           3,450.4
                                                                          -----------       -----------       -----------
    Gross margin..................................................               73.7%                               73.8%
Operating expenses................................................            2,945.7              53.9           2,891.8
                                                                          -----------       -----------       -----------
    Operating expense margin......................................               63.1%                               61.9%
Operating income..................................................              495.6              63.0             558.6
                                                                          -----------       -----------       -----------
    Operating income margin.......................................               10.6%                               11.9%
Provision (benefit) for income taxes..............................              174.0             (22.7)            196.7
                                                                          -----------       -----------       -----------
Net earnings before accounting change.............................              307.4              40.3             347.7
2001 amortization of goodwill, net of tax.........................               --                13.4              13.4

Cumulative effect of a change in accounting principle, net of tax.               (2.2)              2.2              --
                                                                          ===========       ===========       ===========
Net earnings......................................................         $    305.2        $     55.9        $    361.1
                                                                          ===========       ===========       ===========
Diluted net earnings per common share:............................         $     1.16        $     0.23        $     1.39
                                                                          ===========       ===========       ===========

FISCAL 2003 AS COMPARED WITH FISCAL 2002

NET SALES

           Net sales increased 8% or $384.5 million to $5,096.0 million, reflecting growth in all product categories and each of our geographic regions. Product category results were led by skin care, and our regions were led by Europe, the Middle East & Africa, where results benefited from favorable foreign exchange rates to the U.S. dollar and improvements in the travel retail business. Travel retail improved during the middle of fiscal 2003 compared with lower results during the middle of fiscal 2002 but was adversely affected during the last quarter of fiscal 2003 by certain world events, including the lingering effects of the war in Iraq and concerns relating to SARS. Such events may affect our future sales and earnings. Excluding the impact of foreign currency translation, net sales increased 4%.

           PRODUCT CATEGORIES

           SKIN CARE. Net sales of skin care products increased 11% or $190.4 million to $1,893.7 million, which was primarily attributable to the recent launches of Perfectionist Correcting Serum for Lines/Wrinkles and Resilience Lift OverNight Face and Throat Creme by Estee Lauder, and the Repairwear line of products and Advanced Stop Signs from Clinique. Additionally, the increase was supported by strong sales of Comforting Cream Cleanser, Moisture Surge Extra Thirsty Skin Relief and Moisture Surge Eye Gel, and products in the 3-Step Skin Care System by Clinique, as well as by Re-Nutriv Ultimate Lifting Creme from Estee Lauder, and A Perfect World line of products by Origins. Partially offsetting this increase were lower net sales of certain existing products such as Stop Signs, Total Turnaround Cream and Turnaround Cream by Clinique and Idealist Skin Refinisher by Estee Lauder. Excluding the impact of foreign currency translation, skin care net sales increased 7%.

           MAKEUP. Makeup net sales increased 7% or $129.5 million to $1,887.8 million due to strong sales of our makeup artist lines and current year launches of Dewy Smooth Anti-Aging Makeup and Colour Surge Lipstick by Clinique, and MagnaScopic Maximum Volume Mascara and Artist's Lip and Eye Pencils from Estee Lauder. Also contributing to growth were strong sales from Estee Lauder brand products including So Ingenious Multi-Dimension Liquid Makeup and Loose Powder, as well as from new and existing products in the Pure Color line. Offsetting this increase were lower net sales of certain existing products such as Sumptuous Lipstick from Estee Lauder, and Gentle Light Makeup and Powder and High Impact Eye Shadow Duos by Clinique. Excluding the impact of foreign currency translation, makeup net sales increased 4%.

           FRAGRANCE. Net sales of fragrance products increased 4% or $42.3 million to $1,059.6 million, primarily reflecting the effects of favorable foreign currency exchange rates to the U.S. dollar. The fragrance industry continues to experience a difficult environment. The travel retail business, which depends substantially on fragrance products, began to improve in the middle of the fiscal year relative to the prior year, however the latter part of fiscal 2003 was adversely affected by international uncertainties stemming from events in Iraq and concerns relating to SARS. In fiscal 2003, we successfully launched Estee Lauder pleasures intense, T girl by Tommy Hilfiger, Clinique Happy Heart, Lauder Intuition for Men and Donna Karan Black Cashmere. Net sales also benefited from strong sales of Beautiful by Estee Lauder and Aromatics Elixir from Clinique. Offsetting these increases and sales from new product launches were lower net sales of certain Tommy Hilfiger products, Intuition by Estee Lauder and Estee Lauder pleasures. Excluding the impact of foreign currency translation, fragrance net sales were relatively unchanged from the prior year.

           HAIR CARE. Hair care net sales increased 6% or $13.1 million to $228.9 million. This increase was primarily the result of sales growth from Aveda and Bumble and bumble products. We also increased the number of Company-owned Aveda Experience Centers and strategically decreased the number of salons that offer Aveda products. Partially offsetting the increase were lower net sales of Clinique's Simple Hair Care System.

           The introduction of new products may have some cannibalizing effect on sales of existing products, which we take into account in our business planning.

           GEOGRAPHIC REGIONS

           Net sales in the Americas increased 3% or $85.8 million to $2,931.8 million primarily reflecting growth from our newer brands as well as the success of new and recently launched products. Despite the increase, we continue to experience a soft retail environment in the United States.

           In Europe, the Middle East & Africa, net sales increased 19% or $245.3 million to $1,506.4 million. Net sales in the United Kingdom, Spain, Italy, France, Switzerland and Greece experienced double-digit growth. Also contributing to the increase with double-digit growth was our worldwide travel retail business, as sales recovered from the levels experienced after September 11, 2001. However, our travel retail business was adversely affected at the end of fiscal 2003 by certain world events including the lingering effects of the war in Iraq and concerns associated with SARS. Excluding the impact of foreign currency translation, Europe, the Middle East & Africa net sales increased 8%.

           Net sales in Asia/Pacific increased 8% or $47.2 million to $657.8 million primarily due to higher net sales in Korea, Japan, Australia and Thailand. Despite increased net sales in Japan, the country remains a difficult market due to local economic conditions and competition. Excluding the impact of foreign currency translation, Asia/Pacific net sales increased 3%.

           We strategically stagger our new product launches by geographic market, which may account for differences in regional sales growth.

COST OF SALES

           Cost of sales as a percentage of total net sales improved to 26.0% from 26.8%, reflecting production and supply chain efficiencies and lower costs from promotional activities.

           We continued to emphasize sourcing initiatives and overall supply chain management which resulted in lower manufacturing costs, whereas in the prior year we experienced under-absorption of overhead as a result of the impact of the events of September 11, 2001.

           The inclusion of promotional merchandise as a component of cost of sales results in lower margins. A strategic shift to reduce these activities has contributed to the improvement in our gross profit margin for the year. The inclusion of the cost of purchase with purchase and gift with purchase merchandise as a component of cost of sales resulted from our adoption of EITF Issue No. 01-9. Since the cost of these promotional activities is a component of cost of sales and the timing and level of promotions vary with our promotional calendar, we have experienced, and expect to continue to experience, fluctuations in the cost of sales percentage.

OPERATING EXPENSES

           Operating expenses decreased to 64.1% of net sales as compared with 66.0% of net sales in the prior-year period. The current year results were impacted by a charge related to the pending settlement of a legal proceeding of $22.0 million or 0.4% of net sales. Prior-year operating expenses included a restructuring charge of $109.6 million or 2.3% of net sales. Before considering the effect of these two charges, operating expenses increased slightly to 63.7% of net sales compared with 63.6% of net sales in the prior year. The increase in spending primarily related to advertising, sampling and merchandising activities particularly during the early portion of fiscal 2003 (excluding purchase with purchase and gift with purchase activities, discussed as a component of cost of sales) which supported our sales growth and built momentum going into the second half of fiscal 2003. Changes in advertising, sampling and merchandising spending result from the type, timing and level of activities related to product launches and rollouts, as well as the markets being emphasized.

OPERATING RESULTS

           Operating income increased 47% or $161.6 million to $503.7 million as compared with the prior-year period. Operating margins were 9.9% of net sales in the current period as compared with 7.2% in the prior-year period. These results include a charge related to the pending settlement of a legal proceeding of $22.0 million in the current year and a prior year restructuring charge of $116.6 million. Absent these items, operating income increased 15% or $67.0 million to $525.7 million and operating margins increased to 10.3% as compared with 9.7% in fiscal 2002. These increases in operating income and operating margin reflect sales growth, including the benefits from favorable foreign currency exchange rates to the U.S. dollar and gross margin improvement, as well as benefits from our prior restructurings and our continued cost containment efforts.

           Net earnings and net earnings per diluted share increased approximately 67% and 80%, respectively. Net earnings improved $127.9 million to $319.8 million and net earnings per diluted share increased by $.56 from $.70 to $1.26. Net earnings from continuing operations increased by $112.7 million or 53% and diluted earnings per common share from continuing operations increased 63% to $1.29 from $.79 in the prior year. Before the fiscal 2003 charge related to the pending settlement of a legal proceeding and the fiscal 2002 restructuring, net earnings from continuing operations increased 17% to $339.1 million and diluted earnings per common share from continuing operations increased 23% to $1.35 from $1.10 in the prior year.

           The following discussions of Operating Results by Product Categories and Geographic Regions exclude the impact of the fiscal 2003 charge related to the pending settlement of a legal proceeding and the fiscal 2002 restructuring. We believe the following analysis of operating income better reflects the manner in which we conduct and view our business. The tables on pages 22 and 23 reconcile these results to operating income as reported in the consolidated statement of earnings.

           PRODUCT CATEGORIES

           Operating income more than doubled to $32.1 million in fragrance due primarily to improved results from our travel retail business. Operating income increased 10% to $273.2 million in skin care and 13% to $206.6 million in makeup reflecting higher net sales, partially offset by strategic spending on advertising, sampling and merchandising, particularly in the earlier portion of the current year. Operating income increased $1.1 million or 8% to $14.8 million in hair care, reflecting improvements in Aveda and Bumble and bumble, as well as higher profits in the latter portion of the year outside the United States.

           GEOGRAPHIC REGIONS

           Operating income in the Americas increased 15% or $32.5 million to $255.3 million due to sales growth, the benefits of our prior restructurings and continued cost containment efforts. Operating income also benefited from the results of strategic efforts related to product support spending in the earlier part of the year that led to increased net sales during the year. In Europe, the Middle East & Africa, operating income increased 27% or $47.8 million to $227.7 million primarily due to the improved operating results in the United Kingdom as well as increased results generated from our travel retail business. As described elsewhere, profitability in the region has been and will continue to be affected by current international uncertainties. In Asia/Pacific, operating income decreased 24% or $13.3 million to $42.7 million. This decrease reflects improved results in Korea and Thailand, which were more than offset by a decrease in Australia, which derived a benefit in the prior-year period from a change in our retailer arrangements.

INTEREST EXPENSE, NET

           Net interest expense was $8.1 million as compared with $9.8 million in the prior year. The decrease in net interest expense was primarily due to lower outstanding net borrowings and higher interest income generated by higher invested cash balances. This improvement was partially offset by a higher effective interest rate, which resulted from the increased proportion of fixed rate debt as compared with variable rate debt in the same period last year. In May 2003, we executed a fixed-to floating interest rate swap on our $250.0 million 6% Senior Notes due 2012. See "Liquidity and Capital Resources" for further details.

PROVISION FOR INCOME TAXES

           The provision for income taxes represents Federal, foreign, state and local income taxes. The effective rate for income taxes for the fiscal year was 32.9% as compared with 34.5% in the prior-year period. These rates differ from statutory rates, reflecting the effect of state and local taxes, tax rates in foreign jurisdictions and certain nondeductible expenses. The decrease in the effective tax rate was principally attributable to ongoing tax planning initiatives, including the favorable settlement of certain tax negotiations and the reduction of the overall tax rate relating to the Company's foreign operations. In addition, the tax effect of the charge related to the pending settlement of a legal proceeding in late fiscal 2003 contributed to an effective tax rate slightly lower than previously expected.

FISCAL 2002 AS COMPARED WITH FISCAL 2001

NET SALES

           Net sales increased 1% or $43.8 million to $4,711.5 million reflecting growth in the makeup, skin care and hair care categories, partially offset by a decline in fragrance net sales. Excluding the impact of foreign currency translation, net sales increased 2%. The unusual events that occurred during fiscal 2002 and their effect on the economy, particularly in the United States, adversely impacted our business. In addition, the decline in worldwide travel during most of fiscal 2002 led to a 13% reduction in our travel retail sales. Sales growth from certain newer brands and recently launched products partially offset these decreases.

           The following discussions of Net Sales by Product Categories and Geographic Regions exclude the impact of the restructurings in fiscal 2002 and fiscal 2001. Neither restructuring was material to our net sales, and we believe the following analysis of net sales better reflects the manner in which we conduct and view our business. For a discussion of the restructurings, see "Operating Expenses - Restructuring and Special Charges" in this section. The tables on pages 23 and 24 reconcile these results to operating income as reporting in the consolidated statement of earnings.

           PRODUCT CATEGORIES

           SKIN CARE. Net sales of skin care products increased 3% or $42.6 million to $1,703.3 million. The net sales increase was primarily attributable to recently launched products such as Total Turnaround Visible Skin Renewer, Advanced Night Repair Eye Recovery Complex, Moisture Surge Extra Thirsty Skin Relief and Moisture Surge Eye Gel, A Perfect World line of products, LightSource Transforming Moisture Lotion and Cream, and Re-Nutriv Ultimate Lifting Creme. Partially offsetting these increases were lower net sales of certain existing products such as Turnaround Cream and Resilience Lift, as well as products in Clinique's 3-Step Skin Care System.

           MAKEUP. Makeup net sales increased 2% or $36.7 million to $1,758.3 million. Newer brands such as MoAoC, Bobbi Brown and Stila, which are primarily makeup products, contributed through growth at existing doors and increased distribution. In addition, strong sales of the Pure Color Line of products, the worldwide launch of Gentle Light Makeup and Illusionist Mascara contributed positively to net sales growth. Partially offsetting the increase in net sales were lower sales of Two-in-One Eye Shadow, Lucidity Makeup, and Long Last Soft Shine Lipstick.

           FRAGRANCE. Net sales of fragrance products decreased 6% or $67.8 million to $1,017.3 million. This category was impacted by the softness of the fragrance business in the United States and the decline in our travel retail business, which depends substantially on fragrance products. Lower net sales of Beautiful, Estee Lauder pleasures, DKNY for Women and certain existing Tommy Hilfiger products were partially offset by the launch of T, a fragrance in the Tommy Hilfiger line, and Intuition for Men, as well as strong sales of Donna Karan Cashmere Mist.

           HAIR CARE. Hair care net sales increased 19% or $35.1 million to $215.8 million. This increase was primarily the result of growth from Aveda, which benefited from the launch of texture lotion products and Color Conserve Shampoo and an increase in the number of Company-owned Aveda Experience Centers. Sales of Bumble and bumble products increased due to an expanded product line and an increase in the number of points of sale. The results were partially offset by lower sales from Clinique's Simple Hair Care System when compared with the prior-year launch.

           The introduction of new products may have some cannibalizing effect on sales of existing products, which we take into account in our business planning.

           GEOGRAPHIC REGIONS

           Net sales in the Americas decreased slightly by $11.8 million to $2,846.0 million. The decrease was primarily due to economic weakness and uncertainty in the United States during most of the fiscal year as well as the exclusion of net sales from our discontinued operation in the fiscal 2002 results. These decreases were partially offset by the success of most newer brands. In Europe, the Middle East & Africa, net sales increased 3% or $39.3 million to $1,261.1 million. This increase was primarily the result of higher net sales in the United Kingdom, Spain and Greece, where in fiscal 2002 we formed a joint venture, in which we own a controlling majority interest, with our former distributor. The increase was partially offset by lower net sales in our travel retail business, which has been adversely affected by a decrease in worldwide travel. Excluding the impact of our travel retail business, net sales in Europe, the Middle East & Africa increased 8% or $77.8 million. Net sales in Asia/Pacific increased 2% or $14.5 million to $610.6 million primarily due to higher net sales in Korea and Thailand, as well as in Australia where we benefited from a change in retailer arrangements. The increased sales were partially offset by lower net sales in Japan. Japan continued to be a difficult market due to local economic conditions and increasing competition. The challenges were made more difficult by the weakness of the Japanese yen during fiscal 2002 as compared with the U.S. dollar. Excluding the impact of foreign currency translation, Asia/Pacific net sales increased 9%.

           We strategically stagger our new product launches by geographic market, which may account for differences in regional sales growth.

COST OF SALES

           Cost of sales as a percentage of total net sales was 26.8% as compared with 26.3% in the prior year. The lower margin can be attributed in part to production volume decreases resulting in under-absorption of overhead, as well as lower than planned raw material purchases that reduced anticipated savings from sourcing initiatives. Partially offsetting these negative factors were lower sales volumes of products with a higher cost of goods, particularly in travel retail and fragrance.

OPERATING EXPENSES

           Operating expenses increased to 66.0% of net sales as compared with 63.1% of net sales in the prior year. The increase in operating expenses primarily related to restructuring expenses, continued advertising and promotional spending and the cost to expand and operate our retail stores. The increase in operating expenses as a percentage of net sales reflects a slower growth rate in sales than operating expenses, primarily due to economic conditions in the United States as discussed above. As part of our long-term strategies, we continued to emphasize the building of "brand equities" through advertising and promotional spending and retail store expansion despite difficult economic times. Changes in advertising and promotional spending result from the type, timing and level of advertising and promotional activities related to product launches and rollouts, as well as the markets being emphasized. Excluding the impact of restructuring and special charges, operating expenses were 63.6% and 61.9% of net sales for the fiscal years ended 2002 and 2001, respectively.

RESTRUCTURING AND SPECIAL CHARGES

           During the fourth quarter of fiscal 2002, we recorded charges for a restructuring related to repositioning certain businesses as part of our ongoing efforts to drive long-term growth and increase profitability. The restructuring focused on cost reduction opportunities related to the Internet, our supply chain, globalization of the organization and distribution channel refinements. We committed to a defined plan of action, which resulted in an aggregate pre-tax charge of $117.4 million, of which $0.8 million was included in discontinued operations, and $59.4 million was cash related. On an after-tax basis, the aggregate charge was $76.9 million, equal to $.32 per diluted share.

           Specifically, the charge included the following:

           o Internet. In an effort to achieve strategic objectives, reduce costs and improve profitability, we outsourced Gloss.com platform development and maintenance efforts to a third-party provider. Additionally, Gloss.com closed its San Francisco facility and consolidated its operations in New York. As a result, included in the charge was a $23.9 million provision for restructuring the Gloss.com operations, including benefits and severance packages for 36 employees as well as asset write-offs. We also took a $20.1 million charge to write off the related Gloss.com acquisition goodwill.

           o Supply Chain. Building on previously announced supply chain initiatives, we restructured certain manufacturing, distribution, research and development, information systems and quality assurance operations in the United States, Canada and Europe, which included benefits and severance for 110 employees. A charge of $23.7 million was recorded related to this effort.

           o Globalization of Organization. We continued to implement our transition, announced in fiscal 2001, to a global brand structure designed to streamline the decision-making process and increase innovation and speed-to-market. The next phase of this transition entailed eliminating duplicate functions and responsibilities, which resulted in charges for benefits and severance for 122 employees. We recorded a charge of $27.1 million associated with these efforts.

           o Distribution. We evaluated areas of distribution relative to our financial targets and decided to focus our resources on the most productive sales channels and markets. As a result, we closed our operations in Argentina and the remaining customers are being serviced by our Chilean affiliate. We began to close all remaining in-store "tommy's shops" and we identified for closing other select points of distribution. We recorded a $22.6 million provision related to these actions, which included benefits and severance for 85 employees.

           Following is a summary of the charges as recorded in the consolidated statement of earnings for fiscal 2002:

                                                                                   RESTRUCTURING
                                                     ------------------------------------------------------------------------
                                                                                                OPERATING
                                                      NET SALES         COST OF SALES            EXPENSES             TOTAL
                                                      ---------         -------------            --------             -----
                                                                                  (IN MILLIONS)
Internet.....................................        $       --          $       --           $      44.0         $     44.0
Supply Chain.................................                --                  --                  23.7               23.7
Globalization of Organization................                --                  --                  27.1               27.1
Distribution.................................               6.2                 0.8                  15.6               22.6
                                                     -----------         -----------           -----------        -----------
TOTAL CHARGE.................................        $      6.2          $      0.8            $    110.4              117.4
                                                     ===========         ===========           ===========

Tax effect...................................                                                                          (40.5)
                                                                                                                  -----------
NET CHARGE...................................                                                                     $     76.9
                                                                                                                  ===========

           The restructuring charge was recorded in other accrued liabilities or, where applicable, as a reduction of the related asset. During fiscal 2002, $9.3 million related to this restructuring was paid. We expected to, and did, settle a majority of the remaining obligations by the end of fiscal 2003 with certain additional payments to be made ratably through fiscal 2006.

           During the fourth quarter of fiscal 2001, we recorded charges for restructuring and special charges related to repositioning certain businesses as part of our ongoing efforts to drive long-term growth and increase profitability. The restructuring and special charges focused on four areas: product fixtures for the jane brand; in-store "tommy's shops"; information systems and other assets; and global brand reorganization. We committed to a defined plan of action, which resulted in an aggregate pre-tax charge of $63.0 million, of which $35.9 million is cash related. On an after-tax basis, the aggregate charge was $40.3 million, equal to $.17 per diluted share. As of June 30, 2003, the remaining obligation was $2.6 million with payments expected to be made ratably through fiscal 2004.

OPERATING RESULTS

           Operating income decreased 31% or $153.5 million to $342.1 million as compared with the prior year. Operating margins were 7.2% of net sales in fiscal 2002 as compared with 10.6% in the prior year. The decrease in operating margin was primarily due to restructuring expenses, lower than expected sales levels, increased support spending and new distribution channel costs. This was partially offset by the exclusion of amortization expense due to the adoption of SFAS No. 142, "Goodwill and Other Intangible Assets," in fiscal 2002 and the November 2000 expiration of amortization related to purchased royalty rights. Operating income reflected the inclusion of restructuring and special charges of $116.6 million and $63.0 million in fiscal 2002 and 2001, respectively. Before consideration of the restructuring and special charges, operating income decreased 18% to $458.7 million and operating margins were 9.7% in fiscal 2002 as compared with 11.9% in fiscal 2001.

           Net earnings and net earnings per diluted share decreased approximately 37% and 39%, respectively. Net earnings declined $113.3 million to $191.9 million and net earnings per diluted share was lower by $.46 per diluted share from $1.16 to $.70. Net earnings from continuing operations before restructuring were $289.3 million, representing a decrease of 20% over the prior year net earnings before restructuring and special charges, before the cumulative effect of adopting a new accounting principle, and excluding goodwill amortization. On a comparable basis, diluted earnings per common share from continuing operations decreased 21% to $1.10 from $1.39.

           The following discussions of Operating Results by Product Categories and Geographic Regions exclude the impact of restructuring and special charges. We believe the following analysis of operating income better reflects the manner in which we conduct and view our business. The tables on pages 23 and 24 reconcile these results to operating income as reported in the consolidated statement of earnings.

           PRODUCT CATEGORIES

           Operating income decreased 79% to $13.4 million in fragrance, 14% to $183.1 million in makeup and 7% to $248.4 million in skin care, primarily due to lower than anticipated sales levels, coupled with continued advertising and promotional spending to promote new and recently launched products. Hair care operating income increased 5%, from a smaller base, to $13.7 million, primarily due to sales growth from Aveda and Bumble and bumble.

           GEOGRAPHIC REGIONS

           Operating income in the Americas decreased 26% or $77.1 million to $222.8 million, primarily due to lower sales attributable to weakness in the U.S. economy and continued advertising and promotional spending. In Europe, the Middle East & Africa, operating income decreased 11% or $21.9 million to $179.9 million, primarily due to the significant decrease in our travel retail business. Partially offsetting the decrease were improved operating results in Italy, the United Kingdom, Spain and Germany. We also benefited from the inclusion of operating results from our majority-owned joint venture in Greece. In Asia/Pacific, operating income decreased slightly to $56.0 million due to lower income in China and Hong Kong offset by higher results in Korea, in Australia, where we benefited from a change in retailer arrangements, and in Japan, where we were able to reduce operating expenses.

INTEREST EXPENSE, NET

           Net interest expense was $9.8 million as compared with $12.3 million in the prior year. The decrease in net interest expense resulted from a lower effective interest rate compared with the prior year. This was primarily due to our interest rate risk management strategy that relied on commercial paper and variable-rate term loans. In January 2002, we took advantage of prevailing market rates and issued fixed rate long-term notes to replace our variable-rate debt.

PROVISION FOR INCOME TAXES

           The Company's effective tax rate will change from year to year based on non-recurring and recurring factors including, but not limited to, the geographical mix of earnings, the timing and amount of foreign dividends, state and local taxes, tax audit settlements and the interaction of various global tax strategies.

           The provision for income taxes represents Federal, foreign, state and local income taxes. The effective rate for income taxes for fiscal 2002 was 34.5% compared with 36% in the prior year. These rates reflect the effect of state and local taxes, changes in tax rates in foreign jurisdictions, tax credits and certain non-deductible expenses. The decrease in the effective income tax rate was attributable to ongoing tax planning initiatives, as well as a decrease in non-deductible domestic royalty expense and the elimination of certain non-deductible goodwill amortization resulting from the implementation of SFAS No. 142, "Goodwill and Other Intangible Assets."

FINANCIAL CONDITION
-------------------

LIQUIDITY AND CAPITAL RESOURCES

           Our principal sources of funds historically have been cash flows from operations and borrowings under our commercial paper program, proceeds from the issuance of long-term debt and committed and uncommitted credit lines provided by banks in the United States and abroad. At March 31, 2004, we had cash and cash equivalents of $867.8 million compared with $364.1 million at June 30, 2003.

           At March 31, 2004, our outstanding borrowings of $841.6 million included: (i) $360.0 million of Cumulative Redeemable Preferred Stock, which shares have a mandatory redemption date of June 30, 2015 (see "Recently Issued Accounting Standards"), (ii) $251.5 million of 6% Senior Notes due January 2012 consisting of $250.0 million principal, unamortized debt discount of $0.9 million and a $2.4 million adjustment to reflect the fair value of an outstanding interest rate swap; (iii) $197.3 million of 5.75% Senior Notes due October 2033 consisting of $200.0 million principal and unamortized debt discount of $2.7 million; (iv) a 3.0 billion yen term loan (approximately $27.5 million at exchange rates as of March 31, 2004), which is due in March 2006; and
(v) $5.3 million of other short-term borrowings.

           On December 31, 2003, we and the holders of the Cumulative Redeemable Preferred Stock exchanged all of their outstanding shares of $6.50 Cumulative Redeemable Preferred Stock due June 30, 2005 for a newly issued series of Cumulative Redeemable Preferred Stock with a mandatory redemption date of June 30, 2015 ("2015 Preferred Stock"). Beginning with the quarter ended December 31, 2003, the dividend rate on the 2015 Preferred Stock was 4.75% per annum, payable quarterly.

           On April 24, 2004, Mrs. Estee Lauder passed away. As a result, our right to call for redemption $291.6 million of the 2015 Preferred Stock became exercisable and the holders' right to put to us all $360.0 million aggregate principal amount of the 2015 Preferred Stock became exercisable.

           On May 11, 2004, we called for redemption all $291.6 million aggregate principal amount of 2015 Preferred Stock that could be redeemed at that time. The redemption date has been set for June 10, 2004. We will use cash on hand to fund the redemption. Upon redemption, the dividend rate on the remaining $68.4 million principal amount of 2015 Preferred Stock will be reduced, for the period from April 25, 2004 through June 30, 2004, from 4.75% per annum to 0.62% per annum, which is a rate based on the after-tax yield on six-month U.S. Treasuries. So long as the remaining shares of 2015 Preferred Stock are outstanding, the dividend rate will be reset semi-annually in January and July at the then existing after-tax yield on six-month U.S. Treasuries. As a result of the redemption of the $291.6 million principal amount of 2015 Preferred Stock and the reduction of the dividend on the remaining 2015 Preferred Stock, we expect to save, net of financing costs, approximately $14.9 million in fiscal 2005.

           The remaining $68.4 million principal amount of 2015 Preferred Stock may be put to us at any time, but may not be called for redemption by us until May 24, 2005. If put to us on or before June 30, 2005, we would have up to 120 days after the exercise date of the put to pay for the shares. If the remaining shares of 2015 Preferred Stock are put to us or if we call those shares for redemption, we expect to use cash on hand to fund the redemption.

           In May 2003, we entered into an interest rate swap agreement with a notional amount of $250.0 million to effectively convert the fixed rate interest on our outstanding $250.0 million 6% Senior Notes to variable interest rates based on LIBOR. In the short-term, this will provide us with a lower level of interest expense related to the 6% Senior Notes based on current variable interest rates, however, over the life of the notes, interest expense may be greater than 6% based upon the fluctuations of LIBOR.

           In September 2003, we issued and sold $200.0 million of 5.75% Senior Notes due October 2033 ("5.75% Senior Notes") in a public offering. The 5.75% Senior Notes were priced at 98.645% with a yield of 5.846%. Interest payments, which commenced April 15, 2004, will be made semi-annually on April 15 and October 15 of each year. In May 2003, in anticipation of the issuance of the 5.75% Senior Notes, we entered into a series of treasury lock agreements on a notional amount totaling $195.0 million at a weighted average all-in rate of 4.53%. The treasury lock agreements were settled upon the issuance of the new debt and we received a payment of $15.0 million that will be amortized against interest expense over the life of the 5.75% Senior Notes. As a result of the treasury lock agreements, the debt discount and debt issuance costs, our effective interest rate on the 5.75% Senior Notes will be 5.395% over the life of the debt. The net proceeds from the sale of the 5.75% Senior Notes will be used for general corporate purposes, including but not limited to the redemption of our outstanding 2015 Preferred Stock. We issued these fixed-rate notes to lock in long-term liquidity at historically low prevailing market rates and to mitigate future interest rate volatility.

           We have a $750.0 million commercial paper program under which we may issue commercial paper in the United States. Our commercial paper is currently rated A-1 by Standard & Poor's and P-1 by Moody's. Our long-term credit ratings are A+ with a negative outlook by Standard & Poor's and A1 with a stable outlook by Moody's. At March 31, 2004, we had no commercial paper outstanding. We also have an effective shelf registration statement covering the potential issuance of up to an additional $300.0 million in debt securities. As of March 31, 2004, we had an unused $400.0 million revolving credit facility, expiring on June 28, 2006, and $172.8 million in additional uncommitted credit facilities.

           Our business is seasonal in nature and, accordingly, our working capital needs vary. From time to time, we may enter into investing and financing transactions that require additional funding. To the extent that these needs exceed cash from operations, we could, subject to market conditions, issue commercial paper, issue long-term debt securities or borrow under the revolving credit facility.

           Total debt as a percent of total capitalization was 34% at March 31, 2004 as compared with 14% at June 30, 2003. This increase primarily reflects the reclassification of the redeemable preferred stock to long-term debt as well as the issuance of the 5.75% Senior Notes.

           The effects of inflation have not been significant to our overall operating results in recent years. Generally, we have been able to introduce new products at higher selling prices or increase selling prices sufficiently to offset cost increases, which have been moderate.

           We believe that cash on hand, cash generated from operations, available credit lines and access to credit markets will be adequate to support currently planned business operations and capital expenditures on both a near-term and long-term basis.

           CASH FLOWS

           Net cash provided by operating activities was $550.7 million during the nine months ended March 31, 2004 as compared with net cash provided by operating activities of $419.3 million in the prior-year period, reflecting less of a decline in accounts payable than in the prior-year period, higher levels of accrued income taxes resulting from the anticipated full-year mix of global earnings, decreased levels of inventory which were partially offset by increased levels of accounts receivable. The decrease in inventory reflects our continued efforts to reduce such levels and improve working capital. The increase in accounts receivable levels reflects strong sales growth. Net cash used for investing activities was $131.9 million during the nine months ended March 31, 2004, which primarily reflects capital expenditures. Net cash provided by financing activities of $80.5 million primarily related to the issuance of the 5.75% Senior Notes partially offset by the acquisition of treasury stock and the payment of the common stock dividends.

           Net cash provided by operating activities was $548.5 million in fiscal 2003 as compared with $518.0 million in fiscal 2002 and $305.4 million in fiscal 2001. The improved operating cash flow primarily reflects increased earnings and seasonal levels of operating assets and liabilities. Operating assets and liabilities reflect an improvement in accounts receivable collections, and a higher level of accounts payable, partially offset by increased inventories in anticipation of product launches in the first half of fiscal 2004 and the impact of acquisitions on required inventory levels. The improvement in net cash flows for fiscal 2002 compared to fiscal 2001 was generated primarily by a reduction of inventory. Inventory levels were unseasonably high at the end of fiscal 2001 and were lowered during fiscal 2002 as part of our effort to keep inventory levels in line with forecasted sales. Operating cash flows were generally not impacted by the fiscal 2002 restructuring as lower net earnings were offset by the non-cash portion of the charge and the increase in other accrued liabilities.

           Net cash used for investing activities was $192.5 million in fiscal 2003, compared with $217.0 million in fiscal 2002 and $206.3 million in fiscal 2001. Net cash used in investing activities in fiscal 2003 primarily relates to capital expenditures and the acquisition of Darphin and certain Aveda distributors. Net cash used in investing activities during fiscal 2002 and fiscal 2001 relates primarily to capital expenditures.

           Capital expenditures amounted to $163.1 million, $203.2 million and $192.2 million in fiscal 2003, 2002 and 2001, respectively. Spending in all three years primarily reflected the continued upgrade of manufacturing equipment, dies and molds, new store openings, store improvements, counter construction and information technology enhancements. The reduced level of capital expenditures in fiscal 2003 reflects tight control on our spending in light of economic conditions, fewer retail store openings and reduced spending related to leasehold improvements.

           Cash used for financing activities was $550.4 million, $121.8 million and $63.5 million in fiscal 2003, 2002 and 2001, respectively. The net cash used for financing activities in 2003 primarily relates to common stock repurchases, the repayment of long-term debt and dividend payments. Net cash used for financing during fiscal 2002 primarily relates to dividend payments and common stock repurchases. The net cash used in fiscal 2001 was primarily related to dividend payments.

           DIVIDENDS

           On November 5, 2003, the Board of Directors declared an annual dividend of $.30 per share on our Class A and Class B Common Stock, payable on January 6, 2004 to stockholders of record at the close of business on December 16, 2003. Common stock dividends paid during the fiscal years 2004 and 2003 were $68.5 million and $46.5 million, respectively. Dividends declared on the Cumulative Redeemable Preferred Stock for the nine months ended March 2004 and 2003 were $14.4 million and $17.6 million, respectively. The decrease reflects an agreement to reduce the dividend of the preferred stock made in connection with the exchange of the preferred shares on December 31, 2003. As noted above under "The Company - Recent Developments," the dividend rate on the remaining $68.4 million principal amount of 2015 Preferred Stock has been reduced, for the period from April 25, 2004 through June 30, 2004, from 4.75% per annum to 0.62% per annum, which is a rate based on the after-tax yield on six-month U.S. Treasuries. So long as the remaining shares of 2015 Preferred Stock are outstanding, the dividend rate will be reset semi-annually in January and July at the then existing after-tax yield on six-month U.S. Treasuries. The Cumulative Redeemable Preferred Stock dividends declared for the nine months ended March 31, 2004 have been characterized as interest expense (see "Recently Issued Accounting Standards").

           The Board of Directors declared, and we paid on our Class A Common Stock and Class B Common Stock, an annual dividend of $.20 per share in fiscal 2003 and quarterly dividends at the rate of $.05 per share in each quarter of fiscal 2002 and 2001. The last quarterly dividend of $.05 per share was paid in the first quarter of fiscal 2003. As previously disclosed, the Board of Directors determined that, at its discretion, it would declare and the Company would pay dividends on its common stock annually rather than quarterly commencing in fiscal 2003. In fiscal 2003, 2002 and 2001, dividends declared on our common stock totaled $46.5 million, $47.5 million and $47.7 million, respectively. Total dividends declared, including dividends on the Cumulative Redeemable Preferred Stock, were $69.9 million, $70.9 million and $71.1 million in fiscal 2003, 2002 and 2001, respectively.

           SHARE REPURCHASE PROGRAM

           As noted above under "The Company - Recent Developments," we are presently authorized by the Board of Directors to repurchase up to 28.0 million shares of Class A Common Stock in the open market or in privately negotiated transactions, depending on market conditions and other factors. As of May 14, 2004, the cumulative total of acquired shares pursuant to the authorization was
16.3 million, reducing the remaining authorized share repurchase balance to 11.7 million. During fiscal 2004, we purchased approximately 2.5 million shares for $98.3 million as outlined in the following table:

                                                                                 TOTAL NUMBER OF               MAXIMUM
                                                                                 SHARES PURCHASED          NUMBER OF SHARES
                                                                                    AS PART OF              THAT MAY YET BE
                               TOTAL NUMBER OF           AVERAGE PRICE               PUBLICLY                 PURCHASED
  PERIOD                       SHARES PURCHASED          PAID PER SHARE          ANNOUNCED PROGRAM         UNDER THE PROGRAM
------------------------------------------------------------------------------------------------------------------------------------
July 2003                                 0                        0                         0                4,160,500
August 2003                         350,000                   $33.60                   350,000                3,810,500
September 2003                       15,000                    34.00                    15,000                3,795,500
October 2003                              0                        0                         0                3,795,500
November 2003                       202,300                    36.25                   202,300                3,593,200
December 2003                             0                        0                         0                3,593,200
January 2004                              0                        0                         0                3,593,200
February 2004                     1,378,300                    41.20                 1,378,300                2,214,900
March 2004                          514,900                    42.59                   514,900                1,700,000
April 2004                                0                        0                         0                1,700,000
May 2004 (through
  May 14, 2004)                           0                        0                         0               11,700,000
                                  ---------                                          ---------
Year-to-Date                      2,460,500                   $39.96                 2,460,500
                                  =========                                          =========


           PENSION PLAN FUNDING AND EXPENSE

           We maintain pension plans covering substantially all of our full-time employees for our U.S. operations and a majority of our international operations. Several plans provide pension benefits based primarily on years of service and employees' earnings. In the United States, we maintain a trust-based, noncontributory defined benefit pension plan ("U.S. Plan"). Additionally, we have an unfunded, nonqualified domestic benefit plan to provide benefits in excess of Internal Revenue Code limitations. Our international pension plans are comprised of defined benefit and defined contribution plans.

           Several factors influence our annual funding requirements. For the U.S. Plan, our funding policy consists of an annual contribution at a rate that provides for future plan benefits and maintains appropriate funded percentages. Such contribution is not less than the minimum required by the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and subsequent pension legislation and is not more than the maximum amount deductible for income tax purposes. For each international plan, our funding policies are determined by local laws and regulations. In addition, amounts necessary to fund future obligations under these plans could vary depending on estimated assumptions (as detailed in "Critical Accounting Polices and Estimates"). The effect on operating results in the future of pension plan funding will depend on economic conditions, employee demographics, mortality rates, the number of participants electing to take lump-sum distributions, investment performance and funding decisions.

           During fiscal 2003, we changed certain of the underlying assumptions associated with our pension plans based upon the recent past performance and outlook of the securities markets, resulting in a larger funding requirement. In addition, the assets associated with the pension plans experienced negative investment returns, which also affected our funding requirements. Even after considering the impact of these factors, there was no minimum contribution to the U.S. Plan required by ERISA for fiscal 2003 and 2002. However, at management's discretion, we made cash contributions to the U.S. Plan of $76.0 million and $43.0 million during fiscal 2003 and 2002, respectively.

           In addition, at June 30, 2003, we recognized a liability on our balance sheet for each pension plan if the fair market value of the assets of that plan was less than the accumulated benefit obligation and, accordingly, a charge is recorded in accumulated other comprehensive income (loss) in shareholders' equity. During fiscal 2003 and 2002, we recorded a charge to accumulated other comprehensive income (loss) of $20.3 million and $7.9 million, respectively. This charge had no impact on our consolidated net earnings or liquidity.

           COMMITMENTS AND CONTINGENCIES

           On May 11, 2004, we called for redemption all $291.6 million aggregate principal amount of 2015 Preferred Stock that could be redeemed at that time. The redemption date has been set for June 10, 2004. The remaining $68.4 million principal amount of 2015 Preferred Stock may be put to us at any time, but may not be called for redemption by us until May 24, 2005. If shares of the 2015 Preferred Stock are put to us on or before June 30, 2005, we would have up to 120 days after notice to purchase such shares.

           Certain of our business acquisition agreements include "earn-out" provisions. These provisions generally require that we pay to the seller or sellers of the business additional amounts based on the performance of the acquired business. The payments typically are made after a certain period of time and our next "earn-out" payment is expected to be made after the end of fiscal 2005. Since the size of each payment depends upon performance of the acquired business, we do not expect that such payments will have a material adverse impact on our future results of operations or financial condition.

           Under agreements covering our purchase of trademarks for a percentage of related sales, royalty payments totaling $20.3 million, $16.5 million and $16.0 million in fiscal 2003, 2002 and 2001, respectively, have been charged to expense. Such payments were made to Mrs. Estee Lauder and ceased to accrue upon her death on April 24, 2004. While the obligation was accruing, it was not fixed and determinable, and therefore has been excluded from the following contractual obligation table.

           CONTRACTUAL OBLIGATIONS

           The following table summarizes scheduled maturities of our contractual obligations for which cash flows were fixed and determinable as of June 30, 2003.

                                                                       PAYMENTS DUE IN FISCAL
                                                                       ----------------------
                                          TOTAL         2004         2005         2006          2007         2008      THEREAFTER
                                          -----         ----         ----         ----          ----         ----      ----------
                                                                            (IN MILLIONS)
Long-term debt including current
   portion (1)..................       $  291.4      $    7.8     $    1.3     $   25.2     $     --      $     --    $  257.1
Redeemable preferred stock (2)..          360.0            --        360.0           --           --            --          --
Lease commitments (3)...........          605.6         120.1        104.6         74.4         61.9          54.8       189.8
Unconditional purchase
  obligations  (4)..............          698.7         346.9         37.8         42.6         27.3          25.5       218.6
                                       --------      --------     --------     --------     --------      --------    --------
Total contractual obligations...       $1,955.7      $  474.8     $  503.7     $  142.2     $   89.2         $80.3    $  665.5
                                       ========      ========     ========     ========     ========      ========    ========

(1) Refer to Note 8 of Notes to Consolidated Financial Statements in our Current Report on Form 8-K, dated May 17, 2004, incorporated by reference herein.

(2) Refer to Note 12 of Notes to Consolidated Financial Statements in our Current Report on Form 8-K, dated May 17, 2004, incorporated by reference herein. On May 11, 2004, we called for redemption all $291.6 million aggregate principal amount of 2015 Preferred Stock that could be redeemed at that time. The redemption date has been set for June 10, 2004. The remaining $68.4 million principal amount of 2015 Preferred Stock may be put to us at any time, but may not be called for redemption by us until May 24, 2005.

(3) Includes operating lease commitments, and to a lesser extent, minimal capital lease commitments. Refer to Note 15 of Notes to Consolidated Financial Statements in our Current Report on Form 8-K, dated May 17, 2004, incorporated by reference herein. In July 2003, we signed a new lease for our principal offices at the same location. Our rental obligations under the new lease will commence in fiscal 2005 and expire in fiscal 2020. Obligations pursuant to the lease in fiscal 2005, 2006, 2007, 2008 and thereafter are $5.9 million, $23.6 million, $23.6 million, $24.1 million and $324.2 million, respectively.

(4) Unconditional purchase obligations primarily include inventory commitments, estimated future earn-out payments, estimated royalty payments pursuant to license agreements, advertising commitments and capital improvement commitments.

           Except as disclosed in the footnotes above, there have been no other significant changes to our contractual obligations since June 30, 2003.

           BUSINESS ACQUISITIONS AND LICENSE AGREEMENTS

           In April 2003, we acquired the Paris-based Darphin group of companies that develops, manufactures and markets the "Darphin" brand of skin care products. The initial purchase price, paid at closing, was funded by cash provided by operations, and did not have a material effect on our results of operations or financial condition. An additional payment is expected to be made in fiscal 2009, the amount of which will depend on future net sales and earnings of the Darphin business.

           In May 2003, we entered into a license agreement to manufacture and sell fragrances and beauty products under the "Michael Kors" trademarks with Michael Kors L.L.C. At the same time, we purchased certain related rights and inventory from American Designer Fragrances, a division of LVMH.

           During the first quarter of fiscal 2004, we acquired the Rodan & Fields skin care line. The initial purchase price, paid at closing, was funded by cash provided by operations, the payment of which did not have a material effect on our results of operations or consolidated financial condition. We may make additional payments between fiscal 2007 and 2011 based on certain conditions.

           DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

           We address certain financial exposures through a controlled program of risk management that includes the use of derivative financial instruments. We primarily enter into foreign currency forward exchange contracts and foreign currency options to reduce the effects of fluctuating foreign currency exchange rates. We also enter into interest rate derivative contracts to manage the effects of fluctuating interest rates. We categorize these instruments as entered into for purposes other than trading.

           For each derivative contract we enter into where we look to obtain special hedge accounting treatment, we formally document the relationship between the hedging instrument and hedged item, as well as its risk-management objective and strategy for undertaking the hedge. This process includes linking all derivatives that are designated as fair-value, cash-flow, or foreign-currency hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. We also formally assess, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. If it is determined that a derivative is not highly effective, then we will be required to discontinue hedge accounting with respect to that derivative prospectively.

           FOREIGN EXCHANGE RISK MANAGEMENT

           We enter into forward exchange contracts to hedge anticipated transactions as well as receivables and payables denominated in foreign currencies for periods consistent with our identified exposures. The purpose of the hedging activities is to minimize the effect of foreign exchange rate movements on our costs and on the cash flows that we receive from foreign subsidiaries. Almost all foreign currency contracts are denominated in currencies of major industrial countries and are with large financial institutions rated as strong investment grade by a major rating agency. We also enter into foreign currency options to hedge anticipated transactions where there is a high probability that anticipated exposures will materialize. The forward exchange contracts have been designated as cash-flow hedges. As of March 31, 2004, these cash-flow hedges were highly effective, in all material respects.

           As a matter of policy, we only enter into contracts with counterparties that have at least an "A" (or equivalent) credit rating. The counterparties to these contracts are major financial institutions. We do not have significant exposure to any one counterparty. Our exposure to credit loss in the event of nonperformance by any of the counterparties is limited to only the recognized, but not realized, gains attributable to the contracts. Management believes risk of loss under these hedging contracts is remote and in any event would not be material to the consolidated financial results. The contracts have varying maturities through the end of June 2005. Costs associated with entering into such contracts have not been material to our consolidated financial results. We do not utilize derivative financial instruments for trading or speculative purposes. At March 31, 2004, we had foreign currency contracts in the form of forward exchange contracts and option contracts in the amount of $606.6 million and $98.9 million, respectively. The foreign currencies included in forward exchange contracts (notional value stated in U.S. dollars) are principally the Euro ($143.8 million), Swiss franc ($110.2 million), British pound ($77.2 million), Canadian dollar ($68.5 million), Japanese yen ($64.1 million) and Australian dollar ($36.5 million). The foreign currencies included in the option contracts (notional value stated in U.S. dollars) are principally the Euro ($34.1 million), British pound ($28.6 million) and Swiss franc ($19.0 million).

           INTEREST RATE RISK MANAGEMENT

           We enter into interest rate derivative contracts to manage the exposure to fluctuations of interest rates on our funded indebtedness and anticipated issuance of debt, as well as cash investments, for periods consistent with the identified exposures. All interest rate derivative contracts are with large financial institutions rated as strong investment grade by a major rating agency.

           We have an interest rate swap agreement with a notional amount of $250.0 million to effectively convert fixed interest on the existing $250.0 million 6% Senior Notes to variable interest rates based on LIBOR. We designated the swap as a fair-value hedge. As of March 31, 2004, the fair-value hedge was highly effective, in all material respects.

           Additionally, in May 2003, in connection with the anticipated issuance of debt, we entered into a series of treasury lock agreements on a notional amount totaling $195.0 million at a weighted average all-in rate of 4.53%. These treasury lock agreements were used to hedge the exposure to the rise in interest rates prior to the September 2003 issuance of debt. The agreements were settled upon the issuance of the $200.0 million of 5.75% Senior Notes and we realized a gain in other comprehensive income of $15.0 million that will be amortized against interest expense over the life of the 5.75% Senior Notes.

           MARKET RISK

           We use a value-at-risk model to assess the market risk of our derivative financial instruments. Value-at-risk represents the potential losses for an instrument or portfolio from adverse changes in market factors for a specified time period and confidence level. We estimate value-at-risk across all of our derivative financial instruments using a model with historical volatilities and correlations calculated over the past 250-day period. The measured value-at-risk, calculated as an average, for the twelve months ended June 30, 2003 related to our foreign exchange contracts was $7.6 million. As of June 30, 2003, the measured value-at-risk related to our interest rate contracts was $10.3 million. The model estimates were made assuming normal market conditions and a 95 percent confidence level. We used a statistical simulation model that valued our derivative financial instruments against one thousand randomly generated market price paths.

           Our calculated value-at-risk exposure represents an estimate of reasonably possible net losses that would be recognized on our portfolio of derivative financial instruments assuming hypothetical movements in future market rates and is not necessarily indicative of actual results, which may or may not occur. It does not represent the maximum possible loss or any expected loss that may occur, since actual future gains and losses will differ from those estimated, based upon actual fluctuations in market rates, operating exposures, and the timing thereof, and changes in our portfolio of derivative financial instruments during the year.

           We believe, however, that any loss incurred would be offset by the effects of market rate movements on the respective underlying transactions for which the hedge is intended.

           OFF-BALANCE SHEET ARRANGEMENTS

           We do not maintain any off-balance sheet arrangements, transactions, obligations or other relationships with unconsolidated entities that would be expected to have a material current or future effect upon our financial condition or results of operations.

RECENTLY ISSUED ACCOUNTING STANDARDS
------------------------------------

           On January 12, 2004, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position No. FAS 106-1, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003," ("FSP No. 106-1") in response to a new law regarding prescription drug benefits under Medicare ("Medicare Part D") as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. Currently, Statement of Financial Accounting Standard No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions,"("SFAS No. 106") requires that changes in relevant law be considered in current measurement of postretirement benefit costs. However, certain accounting issues related to the federal subsidy remain unclear and significant uncertainties may exist which impair a plan sponsor's ability to evaluate the direct effects of the new law and the ancillary effects on plan participants' behavior and healthcare costs. Due to these uncertainties, FSP No. 106-1 provides plan sponsors with an opportunity to elect to defer recognizing the effects of the new law in the accounting for its retiree health care benefit plans under SFAS No. 106 and to provide related disclosures until authoritative guidance on the accounting for the federal subsidy is issued and clarification regarding other uncertainties is resolved. We have elected to defer recognition while evaluating the new law and the pending issuance of authoritative guidance and their effect, if any, on our results of operations, financial position and financial statement disclosure. Therefore, any measures of the accumulated postretirement benefit obligation or the net periodic postretirement benefit cost do not reflect the effects of the new law and issued guidance could require us to change previously reported information.

           In December 2003, the FASB issued FASB Interpretation Number 46-R ("FIN 46-R"), "Consolidation of Variable Interest Entities." FIN 46-R, which modifies certain provisions and effective dates of FIN 46, sets forth criteria to be used in determining whether an investment in a variable interest entity should be consolidated. These provisions are based on the general premise that if a company controls another entity through interests other than voting interests, that company should consolidate the controlled entity. We have evaluated whether the provisions of FIN 46-R are applicable to our investments, certain of which are currently accounted for by the equity method, as well as other arrangements, which may meet the criteria of the interpretation, and believe that there are currently no material arrangements that meet the definition of a variable interest entity which would require consolidation.

           In December 2003, the FASB revised Statement of Financial Accounting Standard No. 132, "Employers' Disclosures about Pensions and other Postretirement Benefits," ("SFAS No. 132") establishing additional annual disclosures about plan assets, investment strategy, measurement date, plan obligations and cash flows. In addition, the revised standard established interim disclosure requirements related to the net periodic benefit cost recognized and contributions paid or expected to be paid during the current fiscal year. The new annual disclosures are effective for financial statements of companies with fiscal years ending after December 15, 2003 and the interim-period disclosures are effective for interim periods beginning after December 15, 2003. We will adopt the annual disclosures for our fiscal year ending June 30, 2004 and have adopted the interim disclosures for our fiscal quarter ended March 31, 2004. The adoption of the revised SFAS No. 132 will have no impact on our results of operation or financial condition.

           We have adopted Statement of Financial Accounting Standard No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS No. 150"). SFAS No. 150 established standards for classifying and measuring certain financial instruments with characteristics of both liabilities and equity. Among other things, it specifically requires that mandatorily redeemable instruments, such as redeemable preferred stock, be classified as a liability. Initial and subsequent measurements of the instruments differ based on the characteristics of each instrument and as provided for in the statement. Based on the provisions of this statement, we have classified the Cumulative Redeemable Preferred Stock as a liability and the related dividends thereon have been characterized as interest expense. Restatement of financial statements for earlier years presented was not permitted. The adoption of this statement has resulted in the inclusion of the dividends on the preferred stock (equal to $4.3 million and $14.4 million, respectively, for the three and nine months ended March 31, 2004) as interest expense. While the inclusion has impacted net earnings, net earnings attributable to common stock and earnings per common share were unaffected. Given that the dividends are not deductible for income tax purposes, the inclusion of the preferred stock dividends as an interest expense has caused an increase in our effective tax rate. The adoption of SFAS No. 150 had no impact on our financial condition.

                              SELLING STOCKHOLDERS

           The following table sets forth certain information, as of May 14, 2004, for the selling stockholders identified below with respect to that selling stockholder's beneficial ownership of Class A Common Stock and Class B Common Stock before the offering and the percentage of total voting power represented by those shares, as well as the number of shares to be beneficially owned after the offering and the percentage of total voting power represent by those shares.

                                        COMMON STOCK BENEFICIALLY OWNED BEFORE         COMMON STOCK BENEFICIALLY OWNED AFTER
                                                     THE OFFERING                                   THE OFFERING
                                        ---------------------------------------       ---------------------------------------

                                                                     PERCENTAGE                                  PERCENTAGE
                                                                      OF TOTAL                                   OF TOTAL
                                                                       VOTING                                     VOTING
    NAME OF SELLING STOCKHOLDER          CLASS A        CLASS B(1)     POWER            CLASS A     CLASS B        POWER
    ---------------------------          -------        ----------     -----            -------     -------        -----
The Estee Lauder 1994 Trust(2)...       4,498,951       2,001,049       2.1%
The Estee Lauder 2002 Trust(3)...               0       9,510,803       8.1%
The Estee Lauder 2001 Charitable
   Trust(4)......................       1,019,260               0       0.1%


___________________

(1) The holders of Class B Common Stock will, to the extent required, convert the necessary shares into Class A Common Stock in order to sell them pursuant to this offering.

(2) The Estee Lauder 1994 Trust (the "1994 Trust") was organized in the State of New York. Its business address is c/o George E.B. Maguire, Debevoise & Plimpton, 919 Third Avenue, New York, NY 10022. As sole trustee of the 1994 Trust, Ronald Weintraub has sole voting and dispositive power with respect to the shares of Class A Common Stock and the shares of Class B Common Stock owned by the 1994 Trust. The Estee Lauder 2002 Trust (the "2002 Trust") is the beneficiary of the 1994 Trust. Leonard A. Lauder and Ronald
     S. Lauder, as co-trustees and beneficiaries of the 2002 Trust, and Ira T. Wender, as a co-trustee of the 2002 Trust, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Class A Common Stock and the shares of Class B Common Stock owned by the 1994 Trust to the extent such dividends or proceeds have been distributed by the 1994 Trust to the 2002 Trust. JPMorgan Chase Bank ("Morgan") has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock owned by the 1994 Trust and pledged to Morgan to secure the 1994 Trust's obligations under the Forward Purchase Contract described below.

     The 1994 Trust is obligated under two separate forward purchase agreements (the "Forward Purchase Contracts") with Morgan, which is not affiliated with the 1994 Trust or the Company, to deliver not more than 4,498,951 shares of Class A Common Stock held by the 1994 Trust (or cash in lieu of such shares) to an affiliate of Morgan to be designated by Morgan. The Forward Purchase Contracts provide for the delivery of such shares (or cash) based on a formula in four approximately equal tranches (each, a "Tranche") over a series of specified dates between July and October of 2004, with respect to two Tranches, and between January and March of 2006, with respect to the remaining two Tranches (each, an "Exchange Date"). Subject to the right of the 1994 Trust described in the next sentence, the precise number of shares to be delivered by the 1994 Trust on any Exchange Date will be determined in accordance with the Forward Purchase Contract as of the relevant Exchange Date. The 1994 Trust has the right, with respect to any Tranche, to pay cash to settle its delivery obligation with respect to that Tranche. The 1994 Trust may seek to unwind early one or more of the Tranches prior to the specified maturity date and include in this offering any shares not required to be delivered to Morgan's designated affiliate upon such unwinding. Until there is delivery of the shares to Morgan's designated affiliate (or any other disposition thereof), all 4,498,951 shares of Class A Common Stock continue to be included in the total share ownership for the 1994 Trust. The 4,498,951 shares of Class A Common Stock held by the 1994 Trust are pledged as collateral to Morgan to secure the 1994 Trust's obligations under the Forward Purchase Contracts.

(3) The 2002 Trust was organized in the State of New York. Its business address is 767 Fifth Avenue, New York, New York 10153. As co-trustees of the 2002 Trust, Leonard A. Lauder, who is also Chairman of the Board of the Company, and Ronald S. Lauder, who is also a Director of the Company, share voting power, and Leonard A. Lauder, Ronald S. Lauder and Ira T. Wender share dispositive power with respect to the shares of Class B Common Stock owned by the 2002 Trust. Leonard A. Lauder and Ronald S. Lauder, as co-trustees and beneficiaries of the 2002 Trust, and Ira T. Wender, as a co-trustee of the 2002 Trust, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class B Common Stock owned by the 2002 Trust.

     The 2002 Trust is a party to a Stockholders' Agreement, dated November 22, 1995, as amended, among certain Lauder Family Members and us. The stockholders who are parties to the Stockholders' Agreement have agreed to vote in favor of the election of Leonard A. Lauder and Ronald S. Lauder and one designee of each as directors of the Company. The Stockholders' Agreement also contains certain limitations on the transfer of shares of Class A Common Stock. Each stockholder who is a party to the Stockholders' Agreement has agreed to grant to the other parties a right of first offer to purchase shares of Class A Common Stock of the stockholder in the event the stockholder intends to sell to a person (or group of persons) who is not a Lauder Family Member, as defined therein, except in certain circumstances, such as sales in a widely distributed underwritten public offering or sales made in compliance with Rule 144.

(4) The Estee Lauder 2001 Charitable Trust (the "2001 Trust") was organized in the State of New York. Its business address is 767 Fifth Avenue, New York, New York 10153. As co-trustees of the 2001 Trust, Leonard A. Lauder, who is also Chairman of the Board of the Company, and Ronald S. Lauder, who is also a Director of the Company, share voting power, and Leonard A. Lauder, Ronald S. Lauder and Ira T. Wender share dispositive power with respect to the shares of Class A Common Stock owned by the 2001 Trust. Leonard A. Lauder and Ronald S. Lauder, as co-trustees and beneficiaries of the 2001 Trust, and Ira T. Wender, as a co-trustee of the 2001 Trust, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock owned by the 2001 Trust.

                          DESCRIPTION OF CAPITAL STOCK

           Our authorized capital stock consists of 650,000,000 shares of Class A Common Stock, 240,000,000 shares of Class B Common Stock, and 23,600,000 shares of Preferred Stock, par value $.01 per share. As of May 14, 2004, there were 122,114,850 shares of Class A Common Stock and 105,484,533 shares of Class B Common Stock outstanding. All of the shares of Class B Common Stock are beneficially owned by members of the Lauder family. Of the authorized shares of Preferred Stock, 359,998 shares of 2015 Preferred Stock are outstanding and, as of the date of this prospectus, are beneficially owned by members of the Lauder family. On May 11, 2004, we called for redemption 291,600 shares of 2015 Preferred Stock. The redemption date has been set for June 10, 2004. The following description is a summary and is subject to and qualified in its entirety by reference to the provisions of our Restated Certificate of Incorporation previously filed with the Commission.

COMMON STOCK

           The shares of Class A Common Stock and Class B Common Stock are identical in all respects, except for voting rights, certain conversion rights and transfer restrictions in respect of the shares of the Class B Common Stock, as described below.

           VOTING RIGHTS. Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of our stockholders and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors. There is no cumulative voting. Except as required by applicable law, holders of the Class A Common Stock and Class B Common Stock vote together on all matters submitted to a vote of the stockholders. With respect to certain corporate changes, such as liquidations, reorganizations, recapitalizations, mergers, consolidations and sales of all or substantially all of our assets, holders of the Class A Common Stock and Class B Common Stock vote together as a single class and the approval of 75% of the outstanding voting power is required to authorize or approve such transactions.

           Any action that can be taken at a meeting of the stockholders may be taken by written consent in lieu of the meeting if we receive consents signed by stockholders having the minimum number of votes that would be necessary to approve the action at a meeting at which all shares entitled to vote on the matter were present. This could permit the holders of Class B Common Stock to take all actions required to be taken by the stockholders without providing the other stockholders the opportunity to make nominations or raise other matters at a meeting. The right to take action by less than unanimous written consent expires at such time as there are no shares of Class B Common Stock outstanding.

           DIVIDENDS. Holders of Class A Common Stock and Class B Common Stock are entitled to receive dividends at the same rate if, as and when such dividends are declared by our Board of Directors out of assets legally available therefor after payment of dividends required to be paid on shares of preferred stock, if any.

           If a dividend or distribution payable in shares of Class A Common Stock is made on the Class A Common Stock, we must also make a pro rata and simultaneous dividend or distribution on the Class B Common Stock payable in shares of Class B Common Stock. Conversely, if a dividend or distribution payable in shares of Class B Common Stock is made on the Class B Common Stock, we must also make a pro rata and simultaneous dividend or distribution on the Class A Common Stock payable in shares of Class A Common Stock.

           RESTRICTIONS ON TRANSFER. If a holder of Class B Common Stock transfers such shares, whether by sale, assignment, gift, bequest, appointment or otherwise, to a person other than a Lauder Family Member (as defined below), such shares will be converted automatically into shares of Class A Common Stock. In the case of a pledge of shares of Class B Common Stock to a financial institution, such shares will not be deemed to be transferred unless and until a foreclosure occurs.

           As used in this prospectus, the term "Lauder Family Members" includes only the following persons: (i) the estate of Mrs. Estee Lauder; (ii) each descendant of Mrs. Lauder (a "Lauder Descendant") and their respective estates, guardians, conservators or committees; (iii) each "Family Controlled Entity" (as defined below); and (iv) the trustees, in their respective capacities as such, of each "Family Controlled Trust" (as defined below). The term "Family Controlled Entity" means (i) any not-for-profit corporation if at least 80% of its board of directors is composed of Lauder Descendants; (ii) any other corporation if at least 80% of the value of its outstanding equity is owned by Lauder Family Members; (iii) any partnership if at least 80% of the value of its partnership interests is owned by Lauder Family Members; and (iv) any limited liability or similar company if at least 80% of the value of the company is owned by Lauder Family Members. The term "Family Controlled Trust" includes certain trusts existing on November 16, 1995 and trusts the primary beneficiaries of which are Lauder Descendants, spouses of Lauder Descendants and/or charitable organizations, provided that if the trust is a wholly charitable trust, at least 80% of the trustees of such trust consist of Lauder Descendants.

           CONVERSION. Class A Common Stock has no conversion rights. Class B Common Stock is convertible into Class A Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of Class A Common Stock for each share of Class B Common Stock converted. In the event of a transfer of shares of Class B Common Stock to any person other than a Lauder Family Member, each share of Class B Common Stock so transferred automatically will be converted into one share of Class A Common Stock. Each share of Class B Common Stock will also automatically convert into one share of Class A Common Stock if, on the record date for any meeting of the stockholders, the number of shares of Class B Common Stock then outstanding is less than 10% of the aggregate number of shares of Class A Common Stock and Class B Common Stock then outstanding.

           LIQUIDATION. In the event of liquidation, after payment of our debts and other liabilities and after making provision for the holders of Preferred Stock, if any, our remaining assets will be distributable ratably among the holders of the Class A Common Stock and Class B Common Stock treated as a single class.

           MERGERS AND OTHER BUSINESS COMBINATIONS. Upon a merger or consolidation, holders of each class of common stock are entitled to receive equal per share payments or distributions, except that in any transaction in which shares of capital stock are distributed, such shares may differ as to voting rights to the extent and only to the extent that the voting rights of the Class A Common Stock and Class B Common Stock differ at that time. We may not dispose of all or any substantial part of our assets to, or merge or consolidate with, any person, entity or "group" (as defined in Rule 13d-5 of the Exchange
Act), which beneficially owns in the aggregate ten percent or more of our outstanding common stock (a "Related Person") without the affirmative vote of the holders, other than such Related Person, of not less than 75% of the voting power of outstanding Class A Common Stock and Class B Common Stock voting as a single class. For the sole purpose of determining the 75% vote, a Related Person will also include the seller or sellers from whom the Related Person acquired, during the preceding six months, at least five percent of the outstanding shares of Class A Common Stock in a single transaction or series of related transactions pursuant to one or more agreements or other arrangements (and not through a brokers' transaction) but only if such seller or sellers have beneficial ownership of shares of common stock having a fair market value in excess of $10 million in the aggregate following such disposition to such Related Person. This 75% voting requirement is not applicable, however, if (i) the proposed transaction is approved by a vote of not less than a majority of our board of directors who are neither affiliated nor associated with the Related Person (or the seller of shares to the Related Person as described above) or (ii) in the case of a transaction pursuant to which the holders of common stock are entitled to receive cash, property, securities or other consideration, the cash or fair market value of the property, securities or other consideration to be received per share in such transaction is not less than the higher of (A) the highest price per share paid by the Related Person for any of its holdings of common stock within the two-year period immediately prior to the announcement of the proposed transaction or (B) the highest closing sale price during the 30-day period immediately preceding such date or during the 30-day period immediately preceding the date on which the Related Person became a Related Person, whichever is higher.

           OTHER PROVISIONS. The holders of the Class A Common Stock and Class B Common Stock are not entitled to preemptive rights. Neither the Class A Common Stock nor the Class B Common Stock may be subdivided or combined in any manner unless the other class is subdivided or combined in the same proportion.

           TRANSFER AGENT AND REGISTRAR. The Transfer Agent and Registrar for the Class A Common Stock is Mellon Investor Services.

PREFERRED STOCK

           2015 PREFERRED STOCK. On May 11, 2004, we called for redemption all $291.6 million aggregate principal amount of 2015 Preferred Stock that could be redeemed at that time. The redemption date has been set for June 10, 2004. The remaining $68.4 million principal amount of 2015 Preferred Stock may be put to us at any time, but may not be called for redemption by us until May 24, 2005. If put to us on or before June 30, 2005, we would have up to 120 days after the exercise date of the put to pay for the shares.

           Holders of the 2015 Preferred Stock are entitled to receive cumulative cash dividends at a rate of 4.75% per annum per share until April 24, 2004, 0.62% per annum per share from April 25, 2004 until June 30, 2004, and thereafter at a rate that will be reset semi-annually in January and July at the then existing after-tax yield on six-month U.S. Treasuries, payable in quarterly installments. If such dividends are not paid in full, or declared in full and sums set apart for full payment thereof, then no dividends may be paid or declared upon the common stock or any other capital stock ranking junior to or on parity with such 2015 Preferred Stock. If, at the time of an annual meeting of stockholders, the equivalent of six quarterly dividends are in arrears, then the number of directors on our board of directors will be increased by two and the holders of the outstanding 2015 Preferred Stock voting separately as a class will be entitled at the meeting to vote for the election of two directors. The right to elect two directors and such directors' terms on the board of directors will continue until such arrearage in the payment of dividends ceases to exist. Shares of 2015 Preferred Stock are subject to mandatory redemption on June 30, 2005 at a redemption price of $100 per share. Following such date and so long as such mandatory redemption obligations have not been discharged in full, no dividends may be paid or declared upon the common stock, or on any other capital stock ranking junior to or on a parity with such 2015 Preferred Stock and no shares of common stock or such junior or parity stock may be redeemed or acquired by us for any consideration.

           OTHER PREFERRED STOCK. Our board of directors is authorized, subject to any limitations prescribed by Delaware law or the rules of the NYSE or other organizations on whose systems our stock may be quoted or listed, to provide for the issuance of additional shares of Preferred Stock in one or more series, to establish from time to time the number of shares to be included in each such series, or fix the rights, powers, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of such series, without any further vote or action by the stockholders. The approval of the holders of at least 75% of the outstanding shares of Class B Common Stock, however, is required for the issuance of shares of Preferred Stock that have the right to vote for the election of directors under ordinary circumstances or to elect 50% or more of the directors under any circumstances. Depending upon the terms of the Preferred Stock established by the board of directors, any or all series of Preferred Stock could have preference over the common stock with respect to dividends and other distributions and upon liquidation or could have voting or conversion rights that could adversely affect the holders of the outstanding common stock. In addition, the Preferred Stock could delay, defer or prevent a change of control. We have no present plans to issue any additional shares of Preferred Stock.

STOCKHOLDERS' AGREEMENT

           All Lauder Family Members (other than The Lauder Foundation, a tax exempt, private foundation, Aerin Lauder, Jane Lauder, The 4202 Corporation, The Estee Lauder 1994 Trust and the Estee Lauder 2001 Charitable Trust) who beneficially own shares of common stock have agreed pursuant to a stockholders' agreement with us (the "Stockholders' Agreement") to vote all shares beneficially owned by them for Leonard A. Lauder, Ronald S. Lauder and one person (if any) designated by each as directors of our company. As of May 14, 2004, these stockholders beneficially owned, in the aggregate, shares of common stock having approximately 86.2% of our voting power.

REGISTRATION RIGHTS AGREEMENT

           We and certain members of the Lauder family, certain trusts and other entities controlled by members of the Lauder family and Morgan Guaranty Trust Company of New York ("Morgan Guaranty") are parties to a Registration Rights Agreement (the "Registration Rights Agreement"), pursuant to which each of Leonard A. Lauder, Ronald S. Lauder and Morgan Guaranty have three demand registration rights and The Estee Lauder 1994 Trust has six demand registration rights in respect of shares of Class A Common Stock (including Class A Common Stock issued upon conversion of Class B Common Stock) held by them. All the parties to the Registration Rights Agreement (other than us) also have an unlimited number of piggyback registration rights in respect of their shares. The rights of Morgan Guaranty and any pledgee of The Estee Lauder 1994 Trust under the Registration Rights Agreement will be exercisable only in the event of a default under certain loan arrangements.

                                  UNDERWRITING

           Goldman, Sachs & Co. and J.P. Morgan Securities Inc. have severally agreed, subject to the terms and conditions set forth in the underwriting agreement among us, the selling stockholders and Goldman, Sachs & Co. and J.P. Morgan Securities Inc., as underwriters, to purchase from the selling stockholders, and the selling stockholders have agreed to sell to the underwriters, 11,305,000 shares of our Class A Common Stock as indicated in the following table.

Underwriters                                      Number of Shares
------------                                      ----------------

Goldman, Sachs & Co............................
J.P. Morgan Securities Inc.....................     ------------

           Total...............................     ============

           The nature of the underwriters' obligation under the underwriting agreement is such that all of the shares being offered must be purchased if any are purchased, other than the shares covered by the option described below unless and until this option is exercised.

           If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 1,695,000 shares from the selling stockholders to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

           The underwriters propose initially to offer the shares directly to the public at the initial price to public set forth on the cover of this prospectus and to certain dealers at such price less a concession not in excess of $ per share. The underwriters may allow, and such dealers may reallow, a concession not in excess of $ per share to certain other dealers. After the shares are released for sale to the public, the price to public and such concessions may be changed.

           We, the selling stockholders and the other Lauder Family Members have agreed that we will not, directly or indirectly, offer to sell, contract to sell, sell or otherwise dispose of any Class A Common Stock or securities convertible into or exchangeable for shares of Class A Common Stock for a period of six months after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. and J.P. Morgan Securities Inc. or as otherwise provided in the underwriting agreement. This agreement does not apply to any existing share incentive plans.

           The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase 1,695,000 additional shares.

          Paid by the Selling Stockholders
          --------------------------------
                                                    No Exercise    Full Exercise
                                                    -----------    -------------

Per Share......................................     $              $
Total..........................................     $              $

           The selling stockholders, who are paying the expenses of this offering, estimate that their total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $564,300.

           We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make for those liabilities.

           In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Shorts sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from the selling stockholders in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

           The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

           Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the company's stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on NYSE, in the over-the-counter market or otherwise.

           Each underwriter has represented, warranted and agreed that: (i) it has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 ("FSMA")) received by it in connection with the issue or sale of any shares in circumstances in which section 21(1) of the FSMA does not apply to the Issuer; and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

           The shares may not be offered or sold, transferred or delivered, as part of their initial distribution or at any time thereafter, directly or indirectly, to any individual or legal entity in the Netherlands other than to individuals or legal entities who or which trade or invest in securities in the conduct of their profession or trade, which includes banks, securities intermediaries, insurance companies, pension funds, other institutional investors and commercial enterprises which, as an ancillary activity, regularly trade or invest in securities.

           The shares may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the shares may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

           This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation or subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than under circumstances in which such offer, sale or invitation does not constitute an offer or sale, or invitation for subscription or purchase, of the securities to the public in Singapore.

           Each underwriter has acknowledged and agreed that the securities have not been registered under the Securities and Exchange Law of Japan and are not being offered or sold and may not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, except (1) pursuant to an exemption from the registration requirements of the Securities and Exchange Law of Japan and (ii) in compliance with any other applicable requirements of Japanese law. As part of the offering, the underwriters may offer securities in Japan to a list of 49 offerees in accordance with the above provisions.

           Goldman, Sachs & Co. and J.P. Morgan Securities Inc. and their affiliates have provided, are currently providing, and expect to provide in the future, commercial and investment banking services to us, the selling stockholders and certain other Lauder Family Members for which Goldman, Sachs & Co. and J.P. Morgan Securities Inc. and their affiliates have received and will receive fees and commissions.

           JP Morgan Chase Bank, an affiliate of J.P. Morgan Securities Inc., is a lender to the 1994 Trust and certain other Lauder Family Members. A portion of the net proceeds of this offering may be used by the 1994 Trust to repay outstanding amounts under the loan facility. Because more than 10% of the net proceeds of this offering may be received by NASD members participating in the offering or affiliates or associated persons of such NASD members, this offering will be conducted in accordance with NASD Rule 2710(h).

                                  LEGAL MATTERS

           The validity of the shares of Class A Common Stock being offered in this prospectus has been passed upon for us by Weil, Gotshal & Manges LLP, New York, New York (members of which own approximately 60,000 shares of Class A Common Stock) and for Goldman, Sachs & Co. and J.P. Morgan Securities Inc. by Fried, Frank, Harris, Shriver & Jacobson LLP, New York, New York.

                                     EXPERTS

           The consolidated financial statements as of and for the years ended June 30, 2003 and 2002 that are contained in our Current Report on Form 8-K dated May 17, 2004 have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the fiscal 2003 financial statements refers to a change in accounting for goodwill and other intangible assets, and the disclosures related thereto which were added to the notes to the financial statements for fiscal 2001.

           On April 17, 2002, we filed a current report on Form 8-K indicating that we had terminated Arthur Andersen LLP as our independent auditor and engaged KPMG LLP as our independent auditor. After reasonable efforts, we have been unable to obtain Arthur Andersen's consent to the incorporation by reference of their audit report on the financial statements and schedule from our Annual Report on Form 10-K for the year ended June 30, 2001. Accordingly, Arthur Andersen LLP has not consented to the inclusion of their report in this prospectus, and we have dispensed with the requirement to file their consent in reliance on Rule 437a under the Securities Act. Because Arthur Andersen LLP has not consented to the inclusion of their report in this prospectus, you will not be able to recover against Arthur Andersen LLP under Section 11 of the Securities Act for any untrue statements of a material fact contained in the financial statements audited by Arthur Andersen LLP incorporated by reference in this prospectus or any omissions to state a material fact required to be stated therein.

================================================================================




                                11,305,000 Shares

                                THE ESTEE LAUDER
                                 COMPANIES INC.


                              Class A Common Stock





                              ____________________


                                     ESTEE
                                     LAUDER
                                    COMPANIES


                              ____________________




      No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.





================================================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

           The following table sets forth the expenses expected to be incurred in connection with the issuance and distribution of the securities described in this Registration Statement, other than the underwriting discount. All amounts, except the Commission registration fee and the National Association of Securities Dealers, Inc. ("NASD") filing fee, are estimated. All amounts will be paid for or reimbursed by the selling stockholders identified in the Prospectus and not by the Registrant.

          Registration fee........................................  $    73,807
          NASD filing fee.........................................       30,500
          Printing, engraving and postage fees....................      100,000
          Accounting fees and expenses............................      135,000
          Legal fees and expenses.................................      125,000
          Miscellaneous...........................................      100,000
                                                                    -----------
                    Total.........................................  $   564,307
                                                                    ===========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

           Generally, Section 145 of the General Corporation Law of the State of Delaware (the "GCL") permits a corporation to indemnify any person made a party to an action, by reason of the fact that such person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise. To the extent that person has been successful in any such matter, that person shall be indemnified against expenses actually and reasonably incurred by him. In the case of an action by or in the right of the corporation, no indemnification may be made in respect of any matter as to which that person was adjudged liable unless and only to the extent that the Delaware Court of Chancery or the court in which the action was brought determines that despite the adjudication of liability that person is fairly and reasonably entitled to indemnity for proper expenses.

           Our By-Laws provide for indemnification of our directors and officers to the fullest extent permitted by law.

           Section 102(b)(7) of the GCL enables a Delaware corporation to include a provision in its certificate of incorporation limiting a director's liability to the corporation or its stockholders for monetary damages for breaches of fiduciary duty as a director. Our Certificate of Incorporation provides for such limitation to the full extent permitted under Delaware law.

           Our directors and officers are covered by insurance policies indemnifying against certain liabilities, including certain liabilities arising under the Securities Act which might be incurred by them in such capacities and against which we may not indemnify them.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  Exhibit Number        Exhibit Description
  --------------        -------------------

        **1             Form of Underwriting Agreement.

        3.1 Restated Certificate of Incorporation, dated November 16, 1995 (incorporated herein by reference to Exhibit
                        3.1 to the Registrant's Annual Report on Form 10-K for the year ended June 30, 2003, as filed with the Commission on September 12, 2003).

        3.2 Certificate of Amendment to Restated Certificate of Incorporation (incorporated herein by reference to Exhibit 3.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended December 31, 1999, as filed with the Commission on January 27, 2000).

        3.3 Amended and Restated By-Laws (incorporated herein by reference to Exhibit 3.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended December 31, 1999, as filed with the Commission on January 27, 2000).

         *5             Opinion of Weil, Gotshal & Manges LLP.

      *23.1             Consent of KPMG LLP.

      *23.2             Notice regarding consent of Arthur Andersen LLP.

      *23.3 Consent of Weil, Gotshal & Manges LLP (included in the Opinion filed as Exhibit 5).

       *24 Power of Attorney (included on signature page to Registration Statement).

________________________
* Filed herewith.
** To be filed by amendment.


ITEM 17. UNDERTAKINGS.

            (a) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

           (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of ay action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

           (c) The undersigned Registrant hereby undertakes that:

                     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424 (b)(1) or (4), or 497(h) under the Securities Act of 1933, shall be deemed to be part of this registration statement as of the time it was declared effective.

                     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES
                                   ----------

           Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York, on this 17th day of May, 2004.

                                        THE ESTEE LAUDER COMPANIES INC.


                                        By:    /s/ Richard W. Kunes
                                              ----------------------------------
                                        Name:   Richard W. Kunes
                                        Title:  Senior Vice President and
                                                Chief Financial Officer


                                POWER OF ATTORNEY

           Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated. Each person whose name appears below hereby constitutes Richard W. Kunes, Fred H. Langhammer and Sara E. Moss such person's true and lawful attorney, with full power of substitution to sign for such person and in such person's name and capacity indicated below, any and all amendments to this Registration Statement, including Post-Effective Amendments, and to file the same with the Securities and Exchange Commission, hereby ratifying and confirming such person's signature as it may be signed by said attorney to any and all amendments.


         SIGNATURE                                               TITLE                                       DATE
         ---------                                               -----                                       ----

/s/ Fred H. Langhammer                                 President, Chief Executive Officer and             May 17, 2004
------------------------------------------             Director (Principal Executive Officer)
Fred H. Langhammer


/s/ Leonard A. Lauder                                  Chairman of the Board                              May 17, 2004
------------------------------------------
Leonard A. Lauder


/s/ Ronald S. Lauder                                   Director                                           May 17, 2004
------------------------------------------
Ronald S. Lauder


/s/ William P. Lauder                                  Director                                           May 17, 2004
------------------------------------------
William P. Lauder


/s/ Charlene Barshefsky                                Director                                           May 17, 2004
------------------------------------------
Charlene Barshefsky


/s/ Rose Marie Bravo                                   Director                                           May 17, 2004
------------------------------------------
Rose Marie Bravo


/s/ Lynn Forester de Rothschild                        Director                                           May 17, 2004
------------------------------------------
Lynn Forester de Rothschild


                                      S-1

/s/ Irvine O. Hockaday, Jr.                            Director                                           May 17, 2004
------------------------------------------
Irvine O. Hockaday, Jr.


/s/ Richard D. Parsons                                 Director                                           May 17, 2004
------------------------------------------
Richard D. Parsons


/s/ Marshall Rose                                      Director                                           May 17, 2004
------------------------------------------
Marshall Rose


/s/ Richard W. Kunes                                   Senior Vice President and Chief                    May 17, 2004
------------------------------------------             Financial Officer (Principal Financial
Richard W. Kunes                                       and Accounting Officer)


                                 EXHIBIT INDEX

  Exhibit Number        Exhibit Description
  --------------        -------------------

        **1             Form of Underwriting Agreement.

        3.1 Restated Certificate of Incorporation, dated November 16, 1995 (incorporated herein by reference to Exhibit
                        3.1 to the Registrant's Annual Report on Form 10-K for the year ended June 30, 2003, as filed with the Commission on September 12, 2003).

        3.2 Certificate of Amendment to Restated Certificate of Incorporation (incorporated herein by reference to Exhibit 3.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended December 31, 1999, as filed with the Commission on January 27, 2000).

        3.3 Amended and Restated By-Laws (incorporated herein by reference to Exhibit 3.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended December 31, 1999, as filed with the Commission on January 27, 2000).

         *5             Opinion of Weil, Gotshal & Manges LLP.

      *23.1             Consent of KPMG LLP.

      *23.2             Notice regarding consent of Arthur Andersen LLP.

      *23.3 Consent of Weil, Gotshal & Manges LLP (included in the Opinion filed as Exhibit 5).

       *24 Power of Attorney (included on signature page to Registration Statement).

________________________
* Filed herewith.
** To be filed by amendment.